As filed with the Securities and Exchange Commission on April 30, 2010

Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIGLARI HOLDINGS INC.
(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	37-0684070 (I.R.S. Employer Identification No.)

Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205
(317) 633-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Duane E. Geiger
Interim Chief Financial Officer
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205
Voice: (317) 633-4100
Facsimile: (317) 633-4105
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Smaller Reporting Company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, $.50 stated value per share	166,164	N/A	$64,196,667	$4,578

(1)	Represents the maximum number of shares of Biglari Holdings common stock that may be issued in the Registrant’s exchange offer.

(2)
Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the market value of the securities to be received by the Registrant was calculated as the product of (i) 1,409,367 shares of Advance Auto Parts, Inc. common stock, which is the maximum number of shares that may be purchased by the Registrant pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Advance Auto Parts, Inc. common stock as reported on the New York Stock Exchange on April 28, 2010 ($45.55).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may be changed.  Biglari Holdings may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and Biglari Holdings is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

BIGLARI HOLDINGS INC.

Offer to Exchange
Up to 1,409,367 Shares of Common Stock
of
ADVANCE AUTO PARTS, INC.
for
Shares of Biglari Holdings Inc. Common Stock
by
BIGLARI HOLDINGS INC.

At an Exchange Ratio of One Share of Advance Auto Parts, Inc. Common Stock for
0.1179 Shares of Biglari Holdings Inc. Common Stock

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MAY 27, 2010, REFERRED TO AS THE “EXPIRATION DATE,” UNLESS EXTENDED.  SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

Biglari Holdings Inc. is offering to exchange up to 1,409,367 shares of common stock of Advance Auto Parts, Inc. at an exchange ratio of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, stated value $0.50 per share, upon the terms and subject to the conditions in this prospectus and accompanying letter of transmittal.  This offer is referred to in this prospectus as the “exchange offer” or the “offer.”  In addition, you will receive cash instead of any fractional shares of Biglari Holdings common stock to which you may be entitled.

Biglari Holdings is seeking to acquire up to 1,409,367 shares of Advance common stock in the offer for investment purposes.  Following the consummation of the offer, Biglari Holdings intends to evaluate its investment in the Advance common stock on a continual basis and may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Advance management, members of Advance’s board of directors and other stockholders of Advance regarding the capitalization, business, operations and future plans of Advance.

Biglari Holdings’ common stock is traded on the New York Stock Exchange under the symbol “BH.”  Advance’s common stock is traded on the New York Stock Exchange under the symbol “AAP.”  On April 30, 2010, the last full trading day before Biglari Holdings announced the commencement of this offer and filed this prospectus, the closing price of a share of Biglari Holdings common stock was $391.25 and the closing price of a share of Advance common stock was $45.13.  Based on these closing prices and the exchange ratio in the offer of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, the Biglari Holdings offer has a value of $46.13 per share of Advance common stock, representing a 2.2% premium over Advance’s closing share price on April 30, 2010.

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “RISK FACTORS” BEGINNING ON PAGE 14.

Biglari Holdings’ obligation to exchange shares of Biglari Holdings common stock for shares of Advance common stock is subject to specified conditions, which are more fully described in the section captioned “The Offer—Conditions of the Offer.”  Biglari Holdings’ offer is not conditioned on any minimum number of shares being tendered.

Biglari Holdings has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by referenced in this prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Biglari Holdings.

BIGLARI HOLDINGS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND BIGLARI HOLDINGS A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2010

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT BIGLARI HOLDINGS AND ADVANCE FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR “SEC,” THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS.  THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES.  SEE THE SECTION CAPTIONED “WHERE YOU CAN FIND MORE INFORMATION.”

YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM BIGLARI HOLDINGS, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO BIGLARI HOLDINGS’ INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.  IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN MAY 20, 2010.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF ADVANCE.

i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you as a holder of shares of Advance Auto Parts, Inc., or “Advance,” common stock may have regarding the offer and answers to those questions.  The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Advance common stock, and Biglari Holdings Inc., or “Biglari Holdings,” urges you to read carefully the remainder of this prospectus and accompanying letter of transmittal.

What is Biglari Holdings’ Proposed Transaction?

Pursuant to the filing of the registration statement on Form S-4, of which this prospectus is a part, with the SEC, Biglari Holdings is offering to acquire up to 1,409,367 outstanding shares of Advance common stock, in exchange for shares of Biglari Holdings common stock.  According to Advance’s proxy statement on Schedule 14A filed with the SEC on April 9, 2010, there were 87,853,453 shares of Advance common stock outstanding as of the close of business on March 26, 2010.  As of the date of this prospectus, Biglari Holdings owned 6,000 shares of Advance common stock, representing less than one percent of the outstanding shares.  If Biglari Holdings acquires the maximum 1,409,367 shares in the offer, it would own 1,415,367 shares of Advance common stock, representing approximately 1.6 % of the outstanding shares. The Lion Fund, L.P., an affiliate of Biglari Holdings, owns 10,500 shares of Advance common stock.  The Lion Fund is not making this offer.

How Many Shares Will Biglari Holdings Purchase in the Offer?

Biglari Holdings will purchase up to 1,409,367 shares of Advance common stock in the offer, or such lesser number of shares as are validly tendered and not properly withdrawn.  If more than 1,409,367 shares that would have otherwise been accepted are tendered pursuant to the offer, tendered shares will be purchased on a pro rata basis.

What Will I Receive in Exchange for My Shares of Advance Common Stock?

In exchange for each share of Advance common stock that is purchased pursuant to the offer, you will receive 0.1179 shares of Biglari Holdings common stock.  In addition, you will receive cash instead of any fractional shares of Biglari Holdings common stock to which you may be entitled.  The number of shares of Biglari Holdings common stock into which one share of Advance common stock will be exchanged in the offer is sometimes referred to in this prospectus as the “exchange ratio.”  Accordingly, a stockholder tendering 9 shares would receive one share of Biglari Holdings common stock, plus cash in lieu of fractional shares.

What is the Per Share Value of the Offer and the Premium Over Advance’s Share Price?

Biglari Holdings’ common stock is traded on the New York Stock Exchange under the symbol “BH.”  Advance’s common stock is traded on the New York Stock Exchange under the symbol “AAP.”  On April 30, 2010, the last full trading day before Biglari Holdings announced the commencement of this offer and filed this prospectus, the closing price of a share of Biglari Holdings common stock was $391.25 and the closing price of a share of Advance common stock was $45.13.  Based on these closing prices and the exchange ratio in the offer of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, the Biglari Holdings offer has a value of $46.13 per share of Advance common stock, representing a 2.2% premium over Advance’s closing share price on April 30, 2010.

The value of the offer will change as the market prices of Biglari Holdings common stock and Advance common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Biglari Holdings common stock.  Shareholders are encouraged to obtain current market quotations for shares of Biglari Holdings and Advance common stock prior to making any decision with respect to the offer.  See “Risk Factors” and “Comparative Market Price Data.”

What does the Board of Directors of Advance Think of the Offer?

Advance’s board of directors has not approved this offer or otherwise commented on it as of the date of this prospectus.  Within 10 business days after the date of this prospectus, Advance is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer.  Biglari Holdings has not discussed the offer with the board of directors of Advance.

What are the Conditions of the Offer?

Biglari Holdings’ obligation to exchange shares of Biglari Holdings common stock for shares of Advance common stock pursuant to the offer is subject to several conditions referred to below under “The Offer—Conditions of the Offer,” including the following:

•
the “registration statement condition” — the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Biglari Holdings shall have received all necessary state securities law or “blue sky” authorizations; and

•
the “listing condition”— the shares of Biglari Holdings common stock to be issued pursuant to the offer shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

The satisfaction or existence of any of the conditions to the offer, including the registration statement condition and the listing condition, will be determined by Biglari Holdings in its reasonable discretion.  Any and all conditions to the offer, including the registration statement condition and the listing condition, may be waived (to the extent legally permissible) by Biglari Holdings in its reasonable discretion.

Will I Be Taxed on the Biglari Holdings Common Stock I Receive?

The receipt of Biglari Holdings common stock by a U.S. holder in exchange for its shares of Advance common stock pursuant to the offer is expected to be a taxable transaction for U.S. federal income tax purposes.  For a discussion of material U.S. federal tax consequences of the offer, see the section captioned “The Offer—Taxation.”

BECAUSE TAX MATTERS ARE COMPLICATED, BIGLARI HOLDINGS URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Is Biglari Holdings’ Financial Condition Relevant to My Decision to Tender in the Offer?

Yes.  Biglari Holdings’ financial condition is relevant to your decision to tender your shares because shares of Advance common stock accepted in the offer will be exchanged for shares of Biglari Holdings common stock.  You should therefore consider Biglari Holdings’ financial condition before you decide to become one of Biglari Holdings’ shareholders through the offer.  This prospectus incorporates by reference financial information regarding Biglari Holdings and Advance, which we encourage you to review.

What Percentage of Biglari Holdings’ Shares Will Former Holders of Shares of Advance Common Stock Own After the Offer?

Based on the exchange ratio for the offer, Biglari Holdings estimates that if the maximum 1,409,367 Advance shares are exchanged pursuant to the offer, former Advance stockholders would own, in the aggregate, approximately 10.4% of the outstanding shares of Biglari Holdings common stock.  For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Biglari Holdings After the Offer.”

How Long Do I Have to Decide Whether to Tender in the Offer?

You have until 5:00 p.m., New York City time, on Thursday, May 27, 2010 to decide whether to tender your shares in the offer unless Biglari Holdings extends the period of time during which the offer is open.  If you cannot deliver everything required to make a valid tender to Computershare Trust Company, N.A. the exchange agent for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your shares in the offer, which is described in “The Offer—Guaranteed Delivery.”  When Biglari Holdings makes reference to the “expiration of the offer” or the “expiration date” anywhere in this prospectus, this is the time to which Biglari Holdings is referring, including, when applicable, any extension period that may apply.

Can the Offer Be Extended and Under What Circumstances?

Biglari Holdings may, in its sole discretion, extend the offer at any time or from time to time.  For instance, the offer may be extended if any of the conditions specified in “The Offer—Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer.  Because the offer is for less than all of the outstanding Advance common stock, Biglari Holdings may not elect to provide a “subsequent offering period” for the offer.

How Will I Be Notified if the Offer is Extended?

If Biglari Holdings decides to extend the offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

How Do I Tender My Shares?

To tender shares, you must deliver the certificates representing your shares, together with a properly completed and duly executed letter of transmittal, to the exchange agent not later than the time the offer expires.  If your shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company.  If you cannot deliver everything required to make a valid tender to the exchange agent for the offer prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the exchange agent within three business days after the expiration of the offer by using the enclosed notice of guaranteed delivery.  However, the exchange agent must receive the missing items within that three business day period.  For a complete discussion on the procedures for tendering your shares, see “The Offer—Procedure for Tendering” and “The Offer—Guaranteed Delivery.”

Will I Have to Pay any Fee or Commission to Exchange Shares of Advance Common Stock?

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses.  If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge a fee for doing so.  You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Until What Time Can I Withdraw Tendered Shares?

You can withdraw tendered shares at any time until the offer has expired and, if Biglari Holdings has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.  For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

How Do I Withdraw Tendered Shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent for the offer, while you have the right to withdraw the shares.  If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares.  For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

When and How Will I Receive the Biglari Holdings Shares for My Tendered Shares?

Biglari Holdings will exchange up to 1,409,367 validly tendered and not properly withdrawn Advance shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer, as set forth in “The Offer—Conditions of the Offer.”  Biglari Holdings will exchange your validly tendered and not properly withdrawn shares by depositing shares of Biglari Holdings common stock with the exchange agent, which will act as your agent for the purpose of receiving shares from Biglari Holdings and transmitting such shares to you.  In all cases, exchange of tendered shares will be made only after timely receipt by the exchange agent of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

Are Dissenters’ Rights Available in the Offer?

Dissenters’ rights are the rights of stockholders, in certain cases, to receive “fair value” for their shares, plus accrued interest, as determined by a statutorily-prescribed process, which may include a judicial appraisal process.  Dissenters’ rights are not available in the offer.  See “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What is the Market Value of My Shares of Advance Common Stock as of a Recent Date?

On April 30, 2010, the last full trading day before Biglari Holdings announced the commencement of this offer and filed this prospectus, the closing price of a share of common stock of Advance as reported on the New York Stock Exchange was $45.13.  Biglari Holdings advises you to obtain a recent quotation for the Advance common stock before deciding whether to tender your shares.

Why Does the Cover Page to this Prospectus State that the Offer is Subject to Change and that the Registration Statement Filed with the SEC is not yet Effective?  Does this Mean that the Offer has not Commenced?

No.  Completion of this preliminary prospectus and effectiveness of the registration statement are not necessary for the offer to commence.  We cannot, however, accept for exchange any shares tendered in the offer or exchange any shares of Advance common stock until the registration statement is declared effective by the SEC and the other conditions to the offer have been satisfied or, to the extent legally permissible, waived.

Where Can I Find More Information on Biglari Holdings and Advance?

You can find more information about Biglari Holdings and Advance from various sources described in the section captioned “Where You Can Find More Information.”

Who Can I Talk to If I Have Questions About the Offer?

You can call Morrow & Co., LLC, the information agent for the offer, at the numbers below.

The information agent for the offer is:

MORROW & CO., LLC

470 West Avenue
Stamford, CT 06902

Banks and Brokerage Firms, Please Call: 203.658.9400
Stockholders Call Toll Free: 800.607.0088
E-mail: offer.info@morrowco.com

WHERE YOU CAN FIND MORE INFORMATION

Biglari Holdings and Advance file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that Biglari Holdings and Advance file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room.  Biglari Holdings’ and Advance’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

Biglari Holdings has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of Biglari Holdings common stock to be issued in the offer.  This prospectus is a part of that registration statement.  As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.  For further information, reference is made to the registration statement and its exhibits.  Biglari Holdings may also file amendments to the registration statement.  You may obtain copies of the Form S-4 (and any amendments thereto) by contacting the information agent as directed on the back cover of this prospectus.

The SEC allows Biglari Holdings to “incorporate by reference” information into this prospectus. This means that Biglari Holdings can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included in a document subsequently filed with the SEC or that is included directly in this document.

This prospectus incorporates by reference the documents listed below that Biglari Holdings previously filed with the SEC. They contain important information about the company and its financial condition.

Biglari Holdings Filings

Biglari Holdings Filing	Period

Annual Report on Form 10-K	Fiscal year ended September 30, 2009, filed on December 14, 2009, as amended January 28, 2009

The description of Biglari Holdings’ common stock set forth in the Registration Statement on Form 8-A, dated October 28, 1996, including any amendment or report iled with the SEC for the purpose of updating that description.
As filed on October 28, 1996

Quarterly Reports on Form 10-Q	Fiscal quarter ended December 23, 2009, as filed on January 29, 2010

Current Reports on Form 8-K	Filed on:
• October 23, 2009
• December 18, 2009
• December 22, 2009
• January 28, 2010
• January 29, 2010
• February 2, 2010
• March 11, 2010 • March 30, 2010 • April 9, 2010

Prospectus filed pursuant to Rule 424(b)(3) under the Securities Act (Registration No. 333-163192)	As filed on March 5, 2010

Proxy Statement on Schedule 14A	As filed on March 8, 2010

Biglari Holdings hereby incorporates by reference additional documents that it may file with the SEC between the date of this prospectus and the expiration date of the offer (or the date that the offer is terminated).  These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements.  For the avoidance of doubt, information furnished pursuant to Item 2.02 or 7.01 of any current report on Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof.

This prospectus incorporates by reference the documents set forth below that Advance has previously filed with the SEC.  These documents contain important information about Advance and its financial condition.

Advance Filings

Advance Filing	Period

Annual Report on Form 10-K (except for the reports of Advance’s independent public accountants contained therein which are not incorporated herein by reference because the consent of Advance’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act, been granted to Biglari Holdings by the SEC)
Fiscal year ended January 2, 2010, as filed March 2, 2010

The description of Advance’s common stock set forth in Advance’s Registration Statement on Form 8-A filed with the SEC on November 29, 2001, including any amendments or reports filed with the SEC for the purpose of updating such description
As filed on November 29, 2001

Current Reports on Form 8-K	Filed on:
• February 3, 2010
• February 17, 2010
• April 29, 2010

Proxy Statement on Schedule 14A	As filed on April 9, 2010

Biglari Holdings hereby incorporates by reference additional documents that Advance may file with the SEC between the date of this prospectus and the expiration date of the offer (or the date that the offer is terminated).  These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements.  For the avoidance of doubt, information furnished pursuant to Item 2.02 or 7.01 of any current report on Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof.

You may obtain any of the documents incorporated by reference upon request to the information agent at its address or telephone number set forth on the back cover of this prospectus or from the SEC at the SEC’s Internet website provided above.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM BIGLARI HOLDINGS, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN MAY 20, 2010 TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF BIGLARI HOLDINGS’ OFFER.  If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES OF ADVANCE COMMON STOCK INTO BIGLARI HOLDINGS’ OFFER.  BIGLARI HOLDINGS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.  THIS PROSPECTUS IS DATED APRIL 30, 2010.  YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF BIGLARI HOLDINGS COMMON STOCK IN BIGLARI HOLDINGS’ OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

NOTE ON ADVANCE INFORMATION

In respect of information relating to Advance’s business, operations and management presented in, or omitted from, this prospectus, Biglari Holdings has relied upon publicly available information, primarily information publicly filed by Advance with the SEC.  Information publicly filed by Advance may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.”  Biglari Holdings is not affiliated with Advance, and non-public information concerning Advance was not available to Biglari Holdings for the purpose of preparing this prospectus.  Advance has not cooperated with Biglari Holdings in, and has not been involved in, the preparation of this prospectus and has not verified the information contained or incorporated by reference in this prospectus relating to Advance.  Publicly available information concerning Advance may contain errors.  Biglari Holdings has no knowledge that would indicate that any statements contained herein, including statements incorporated by reference, regarding Advance’s operations, financial condition or condition in general, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue.  However, Biglari Holdings was not involved in the preparation of such reports and documents.

Pursuant to Rule 409 under the Securities Act, Biglari Holdings has requested that Advance provide Biglari Holdings with the information required to furnish complete disclosure regarding the business, operations, financial condition and management of Advance.  Biglari Holdings will amend or supplement this prospectus to include any and all information Biglari Holdings receives from Advance, if Biglari Holdings receives the information before the offer expires and Biglari Holdings considers it to be material, reliable and appropriate.  As of the date of this prospectus, no such information has been received.

In addition, pursuant to Rule 437 under the Securities Act, Biglari Holdings has requested that (i) Advance cooperate in obtaining the consent of its independent public accountants and (ii) Advance’s independent public accountants provide Biglari Holdings with their consent required for Biglari Holdings to incorporate by reference into this prospectus the audit report and internal control audit report included in Advance’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010.  Biglari Holdings requested and has, as of the date of this prospectus, not received this consent from Advance’s independent public accountants.  If Biglari Holdings receives this consent, Biglari Holdings will promptly file it as an exhibit to the registration statement of which this prospectus forms a part.

SUMMARY

This summary highlights selected information from this prospectus, and may not contain all of the information that is important to you.  To better understand the offer to holders of shares of Advance common stock, you should read this entire prospectus carefully, as well as those additional documents to which Biglari Holdings refers you.  You may obtain the information incorporated by reference into this prospectus by following the instructions in the section captioned “Where You Can Find More Information.”

The Companies

Biglari Holdings

Biglari Holdings is an Indiana corporation with principal executive offices at 175 East Houston Street, Suite 1300, San Antonio, Texas 78205.  The telephone number of Biglari Holdings’ executive offices is (317) 633-4100.  Biglari Holdings is a diversified holding company.

In this prospectus, references to “Biglari Holdings” refer to Biglari Holdings Inc. and its subsidiaries, unless the context otherwise requires.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Biglari Holdings and certain other information are set forth on Schedule I to this prospectus.  During the last five years, neither Biglari Holdings nor, to Biglari Holdings’ best knowledge, any of the persons listed on Schedule I of this prospectus (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Advance

Advance is a Delaware corporation with principal executive offices at 5008 Airport Road, Roanoke, Virginia 24012.  The telephone number of Advance’s executive offices is (540) 362-4911.  Advance is a leading specialty retailer of automotive aftermarket parts, accessories, batteries and maintenance items primarily operating within the United States.  Advance’s stores carry an extensive product line for cars, vans, sport utility vehicles and light trucks. Advance serves both “do-it-yourself,” or DIY, and “do-it-for-me,” or Commercial, customers.

The Offer

Biglari Holdings is offering to exchange up to 1,409,367 shares of Advance common stock at an exchange ratio of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, upon the terms and subject to the conditions contained in this prospectus and the accompanying letter of transmittal.  In addition, you will receive cash instead of any fractional shares of Biglari Holdings common stock to which you may be entitled.

If more than 1,409,367 shares of Advance common stock are validly tendered and not properly withdrawn, tendered shares will be purchased on a pro rata basis.

On April 30, 2010, the last full trading day before Biglari Holdings announced the commencement of this offer and filed this prospectus, the closing price of a share of Biglari Holdings common stock was $391.25 and the closing price of a share of Advance common stock was $45.13.  Based on these closing prices and the exchange ratio in the offer of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, the Biglari Holdings offer has a value of $46.13 per share of Advance common stock, representing a 2.2% premium over Advance’s closing share price on April 30, 2010.

The value of the offer will change as the market prices of Biglari Holdings common stock and Advance common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Biglari Holdings common stock.  Stockholders are encouraged to obtain current market quotations for shares of Biglari Holdings and Advance common stock prior to making any decision with respect to the offer.  See “Risk Factors” and “Comparative Market Price Data.”

Biglari Holdings estimates that it will incur approximately $500,000 of fees and expenses in connection with the offer, including cash to be paid in lieu of fractional shares.  See “Fees and Expenses.”

Reasons for the Offer

Biglari Holdings is seeking to acquire up to 1,409,367 shares of Advance common stock in the offer for investment purposes.  Following the consummation of the offer, Biglari Holdings intends to evaluate its investment in the Advance common stock on a continual basis and may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Advance management, members of Advance’s board of directors and other stockholders of Advance regarding the capitalization, business, operations and future plans of Advance.

Following the consummation of the offer, Biglari Holdings may, from time to time, acquire additional shares of Advance common stock, dispose of shares of Advance common stock or formulate other purposes, plans or proposals regarding Advance or the Advance common stock, to the extent deemed advisable in light of its general investment policies, market conditions or other factors.

Ownership of Biglari Holdings After the Offer

Based on the exchange ratio for the offer, Biglari Holdings estimates that if the maximum 1,409,367 Advance shares are exchanged pursuant to the offer, former Advance stockholders would own, in the aggregate, approximately 10.4% of the outstanding shares of Biglari Holdings common stock.  For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Biglari Holdings After the Offer.”

Conditions of the Offer

Biglari Holdings’ obligation to exchange shares of Biglari Holdings common stock for shares of Advance common stock pursuant to the offer is subject to several conditions referred to below under “The Offer—Conditions of the Offer,” including the registration statement condition and the listing condition.  Biglari Holdings’ offer is not conditioned on any minimum number of shares being tendered.

Expiration Date of the Offer

The offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, May 27, 2010, unless extended by Biglari Holdings.  For more information, you should read the discussion below under the caption “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

To the extent legally permissible, Biglari Holdings reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of Advance common stock pursuant to the offer in order to comply in whole or in part with applicable law;

•
to terminate the offer and not accept or exchange any shares of Advance common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Biglari Holdings has accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange shares of Advance common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.  However, Biglari Holdings may not assert a non-regulatory condition after the expiration of the offer.

Procedure for Tendering Shares

The procedure for tendering shares of Advance common stock varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form.  Biglari Holdings urges you to read the section captioned “The Offer—Procedure for Tendering” as well as the accompanying letter of transmittal.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if Biglari Holdings has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.

Exchange of Shares of Advance Common Stock; Delivery of Shares of Biglari Holdings Common Stock

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Biglari Holdings will accept for exchange, and will exchange for Biglari Holdings common stock, up to 1,409,367 shares of Advance common stock validly tendered and not properly withdrawn promptly after the expiration date.

Cash Instead of Fractional Shares of Biglari Holdings Common Stock

Biglari Holdings will not issue certificates representing fractional shares of Biglari Holdings common stock pursuant to the offer.  Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Biglari Holdings common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the closing prices, rounded to four decimal points, of Biglari Holdings common stock for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Regulatory Approvals

Biglari Holdings does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the proposed transaction, and is not aware of any other material filings that will be required or advisable with any regulatory authorities in connection with the proposed transaction.

Comparison of Shareholders’ Rights

You will receive Biglari Holdings common stock if you tender your shares of Advance common stock in the offer.  There are a number of differences between the rights of a stockholder of Advance and the rights of a shareholder of Biglari Holdings.  Biglari Holdings urges you to review the discussion in the section captioned “Comparison of Shareholders’ Rights.”

Risk Factors

Biglari Holdings’ business and the offer are subject to several risks.  In deciding whether to tender your shares of Advance common stock pursuant to the offer, you should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

RECENT DEVELOPMENTS

On October 26, 2009, Biglari Holdings filed a Schedule 13D ownership statement with respect to its recent purchases for investment purposes of an aggregate of 172,500 shares of the Class A Common Stock, no par value per share, of Fremont Michigan InsuraCorp, Inc., or Fremont, (representing 9.9% of that corporation’s outstanding Class A Common Stock) for an aggregate purchase price of approximately $3,541,000. Fremont's Class A Common Stock is quoted on the OTC Bulletin Board under the trading symbol FMMH.OB. On December 21, 2009, Biglari Holdings announced its intent to acquire all of the remaining issued and outstanding shares of common stock of Fremont through an appropriate acquisition entity for $24.50 per share, or an aggregate additional purchase price of approximately $39 million. Of this proposed purchase price, 50% would be paid in cash, and 50% would be paid in newly-issued shares of common stock of Biglari Holdings. The offer, when made, will not be subject to any financing contingency, but would be subject to approval of the Michigan Office of Financial and Insurance Regulation and the waiver by Fremont of certain of its anti-takeover defenses. Fremont issued a press release on December 23, 2009, rejecting Biglari Holdings’ offer.

Effective at the close of business on Friday, December 18, 2009, Biglari Holdings announced a 1-for-20 reverse stock split, and Biglari Holdings’ common stock began trading at the split-adjusted price on Monday, December 21, 2009. No fractional shares were issued in connection with the reverse stock split, and Biglari Holdings shareholders instead became entitled to receive a cash payment in lieu of fractional shares based upon the average of the high and low trading prices on December 18, 2009. Biglari Holdings has paid an aggregate of $711,422 to its shareholders or former shareholders in respect of the fractional interests created by the reverse stock split.

On March 30, 2010, Biglari Holdings, through its wholly-owned subsidiary, Grill Acquisition Corporation (“Grill Acquisition”), acquired 100% of the outstanding equity interests of Western Sizzlin Corporation (“Western”), pursuant to an Agreement and Plan of Merger between Biglari Holdings, Grill Acquisition and Western, dated as of October 22, 2009 (the “Merger Agreement”).  Upon the consummation of the merger pursuant to the Agreement, Western merged with and into Grill Acquisition, with Western continuing as the surviving corporation and as a wholly-owned subsidiary of Biglari Holdings.  Under the terms of the Merger Agreement, each share of Western’s common stock was cancelled upon the completion of the merger and converted into the right to receive a pro rata portion of a new issue of 14% redeemable subordinated debentures due 2015 issued by Biglari Holdings (the “debentures”) in the aggregate principal amount of $22,959,000 (approximately $8.07 principal amount of debentures per Western share), with cash paid in lieu of fractional debenture interests.

On April 8, 2010, Biglari Holdings filed Articles of Amendment to its Amended and Restated Articles of Incorporation (the “Amendment”) with the Secretary of State of Indiana, pursuant to which, among other things, the name of the Company was changed from “The Steak n Shake Company” to “Biglari Holdings Inc.”, effective immediately.  The Amendment was approved by the Company’s shareholders at the Company’s Annual Meeting of Shareholders held on April 8, 2010.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.”  Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology.  Similarly, statements that describe Biglari Holdings’ objectives, plans or goals are forward-looking.  Biglari Holdings’ forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding Biglari Holdings and its industry.  These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below.  Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements.  Readers of this prospectus are cautioned not to place undue reliance on forward-looking statements since, while Biglari Holdings believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.  This cautionary statement is applicable to all forward-looking statements contained in this prospectus and the material accompanying this prospectus.

RISK FACTORS

Risk Factors Relating to the Offer

The exchange ratio for the offer is fixed and will not be adjusted.  Because the market price of shares of Biglari Holdings common stock may fluctuate, Advance stockholders cannot be sure of the market value of the shares of Biglari Holdings common stock that they will receive in the offer.

Subject to the terms and conditions of the offer, each outstanding share of Advance common stock that is accepted for exchange pursuant to the offer will be exchanged for 0.1179 shares of Biglari Holdings common stock.  This exchange ratio is fixed and will not be adjusted in case of any increases or decreases in the price of Biglari Holdings common stock or Advance common stock.  If the price of Biglari Holdings common stock declines (which may occur as a result of a number of reasons (many of which are out of Biglari Holdings’ control), including as a result of the risks described in this “Risk Factors” section), Advance stockholders will receive less value for their shares in the offer than the value calculated pursuant to the exchange ratio on the last full trading day before Biglari Holdings announced the commencement of this offer.  Because the offer may not be completed until specified conditions have been satisfied or waived (please see the section of this prospectus entitled “The Offer — Conditions of the Offer”), a significant period of time may pass between the commencement of the offer and the time that Biglari Holdings accepts shares of Advance common stock for exchange.  Therefore, at the time you tender your shares pursuant to the offer, you will not know the exact market value of the shares of Biglari Holdings common stock that will be issued to you if Biglari Holdings accepts your shares for exchange.  Advance stockholders are urged to obtain current market quotations for Biglari Holdings and Advance common stock when they consider whether to tender their shares of Advance common stock pursuant to the offer.

Biglari Holdings has only conducted a review of Advance’s publicly available information and has not had access to Advance’s non-public information.  Any unknown liabilities of Advance that cause a decrease in Advance’s share price in the future may have an adverse effect on Biglari Holdings’ profitability and results of operations.

To date, Biglari Holdings has only conducted a due diligence review of Advance’s publicly available information.  Advance may be subject to liabilities that Biglari Holdings might have discovered if Biglari Holdings had been able to conduct a complete due diligence review of Advance’s non-public information.  Any such currently unknown liabilities that come to light after the consummation of the offer may cause a decrease in Advance’s share price.  Such a decline in Advance’s share price could, as a result of Biglari Holdings’ ownership of Advance shares, have an adverse effect on Biglari Holdings’ profitability and results of operations.

Biglari Holdings’ verification of the reliability of the Advance information included in, or omitted from, this prospectus pursuant to Biglari Holdings’ due diligence review of Advance has been limited by the fact that Advance has not provided Biglari Holdings with the accounting and other records necessary for Biglari Holdings to fully assess the financial and operating condition of Advance.

In respect of all information relating to Advance presented in, incorporated by reference into or omitted from this prospectus, Biglari Holdings has relied upon publicly available information, including information publicly filed by Advance with the SEC.  Although Biglari Holdings has no knowledge that would indicate that any statements contained or incorporated by reference herein regarding Advance’s condition, including its financial or operating condition, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue, Biglari Holdings was not involved in the preparation of such reports and documents.

The market price of Biglari Holdings common stock may decline as a result of the offer.

The market price of Biglari Holdings’ common stock may decline as a result of the offer.  In particular, Biglari Holdings may issue up to 166,164 shares of Biglari Holdings common stock pursuant to the offer.  The increase in the number of shares of Biglari Holdings common stock issued may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Biglari Holdings common stock.

Biglari Holdings will determine, in its reasonable discretion, whether or not the conditions to the offer have been satisfied, and the conditions to the offer are for Biglari Holdings’ sole benefit.

The satisfaction or existence of any of the conditions to the offer will be determined by Biglari Holdings in its reasonable discretion.  These conditions are for the sole benefit of Biglari Holdings and its affiliates and may be asserted by Biglari Holdings in its reasonable discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by Biglari Holdings in its reasonable discretion in whole or in part at any time or from time to time before the expiration date, although all conditions to the offer must be satisfied or waived prior to the expiration of the offer.  Biglari Holdings may terminate the offer if any of the conditions to the offer are not satisfied prior to the expiration date, as determined by Biglari Holdings in its reasonable discretion.  Biglari Holdings also may amend the terms and conditions of the offer.

The receipt of Biglari Holdings common stock in exchange for Advance common stock in the offer is expected to be a taxable transaction for U.S. federal income tax purposes.

A stockholder who exchanges Advance common stock for Biglari Holdings common stock pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the fair market value on the date of acceptance for exchange pursuant to the offer of the Biglari Holdings common stock received and the holder’s adjusted tax basis in the Advance common stock exchanged pursuant to the offer.  Stockholders who recognize gain for U.S. federal income tax purposes may need or desire to sell a portion of the Biglari Holdings common stock they receive in the offer to satisfy the associated tax liability.  Because tax matters are complicated, Biglari Holdings urges you to contact your own tax advisor to determine the particular tax consequences to you of the offer.

Upon your receipt of shares of Biglari Holdings common stock in the offer, you will become a shareholder in Biglari Holdings, which may change some of the rights and privileges you hold as a stockholder of Advance.

Biglari Holdings is an Indiana corporation governed by the Indiana Business Corporation Law, or the “IBCL,” and by its articles of incorporation and bylaws.  Advance is a Delaware corporation governed by the Delaware General Corporation Law, or the “DGCL,” and by its certificate of incorporation and bylaws.  Upon your receipt of shares of Biglari Holdings common stock in the offer, you will become a shareholder in Biglari Holdings, which may adversely affect some of the rights and privileges you hold as a stockholder of Advance.  For a detailed discussion of the rights of Biglari Holdings shareholders versus the rights of Advance stockholders, see the section captioned “Comparison of Shareholders’ Rights.”

Risk Factors Relating to Biglari Holdings’ Business

Biglari Holdings is dependent on its Chairman and CEO.

Biglari Holdings believes that its success depends in large part on the services of Sardar Biglari, Chairman and Chief Executive Officer. The loss of the services of Mr. Biglari could have a material adverse effect upon Biglari Holdings’ business, financial condition and results of operations of Biglari Holdings and its subsidiaries, including Steak n Shake Operations, Inc. and Western.  Investment decisions and all major capital allocation decisions are made for Biglari Holdings and its subsidiaries by Mr. Biglari. If for any reason the services of Mr. Biglari were to become unavailable, there could be a material adverse effect on Biglari Holdings’ business, since he is singularly responsible for business and investment activities.

Biglari Holdings may not be able to successfully consolidate business operations and realize theanticipated benefits of the merger with Western.

Realization of the anticipated benefits of the merger with Western, including anticipated synergies and overhead savings, will depend, in large part, on Biglari Holdings’ ability to successfully eliminate redundant corporate functions and to consolidate public company and shared service responsibilities. Biglari Holdings will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of Biglari Holdings’ and Western’s standalone brands. The challenges Biglari Holdings may encounter include the following:

•	consolidating redundant operations, including corporate functions;

•	realizing targeted margin improvements at company-owned restaurants; and

•
addressing differences in business cultures between Biglari Holdings and Western, preserving employee morale and retaining key employees, maintaining focus on providing consistent, high quality customer service, meeting Biglari Holdings’ operational and financial goals and maintaining the operational goals of each of the standalone brands.

In particular, Biglari Holdings’ ability to realize the targeted margin improvements at company-owned restaurants is subject to a number of risks, including general economic conditions, increases in food and supply costs, increased labor costs and other factors outside of Biglari Holdings’ control.

The process of consolidating corporate level operations could cause an interruption of, or loss of momentum in, Biglari Holdings’ business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with the realization of corporate synergies and operational improvements could have an adverse effect on Biglari Holdings’ business, financial results or financial condition. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated expense savings, improvements in store-level margins and synergies anticipated from the merger will be realized.

Results predicted in financial forecasts and projections considered by Biglari Holdings and Western may not be realized, which may adversely affect the market price or value of Biglari Holdings common stock.

Each of Biglari Holdings and Western reviewed and relied on, among other things, certain projected financial forecasts provided by the managements of Biglari Holdings and Western, respectively. A failure of the combined company to achieve those results could have a material adverse effect on Biglari Holdings’ business, financial condition and operating results, as well as the market price and value of its common stock.

Biglari Holdings faces continually increasing competition in the restaurant industry for guests, staff, locations, and new products, which may negatively impact operating performance.

Biglari Holdings’ restaurant business is subject to intense competition with respect to prices, services, locations, qualified management personnel, and quality of food. Biglari Holdings competes with other food service operations, with locally-owned restaurants, and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of Biglari Holdings’ competitors may be better established in the markets where Biglari Holdings’ restaurants are located. Changes in consumer tastes, changes in national, regional, or local economic conditions, changes in demographic trends, and changes in the numbers of competing restaurants are all factors that impact the sales and profitability of the restaurant business. There is active competition for management personnel. In addition, such factors as inflation, increased food, labor, equipment, fixture, and benefit costs, as well as difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and Biglari Holdings’ restaurants in particular.

The recent disruptions in the overall economy and the financial markets may adversely impact Biglari Holdings’ restaurant business.

The restaurant industry has been affected by current economic factors, including the deterioration of national, regional and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. The recent disruptions in the overall economy and volatility in the financial markets have reduced, and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, which could be harmful to Biglari Holdings’ financial position and results of operations. As a result, decreased cash flow generated from Biglari Holdings’ business may adversely affect Biglari Holdings’ financial position and its ability to fund its operations. In addition, macroeconomic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect Biglari Holdings’ ability to access the credit markets. The disruption in the credit markets may also adversely affect the availability of financing for Biglari Holdings’ franchisees’ expansions and operations, and could impact its vendors’ ability to meet supply requirements. There can be no assurance that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets, or increase liquidity and the availability of credit.

Biglari Holdings’ financial position could be negatively impacted if a subsidiary of Biglari Holdings is unable to comply with the restrictions and covenants to its debt agreements.

A subsidiary of Biglari Holdings currently maintains a debt instrument which includes restrictions and covenants that require quarterly compliance. If this subsidiary fails to meet those restrictions and covenants its operations and business may be negatively impacted, which in turn could negatively impact the financial position of Biglari Holdings.

Biglari Holdings may be required to recognize additional impairment charges on its long-lived assets, which would adversely affect its results of operations and financial position.

Long-lived assets, including restaurant sites, leasehold improvements, other fixed assets, and amortized intangible assets are reviewed when indicators of impairment are present. Expected cash flows associated with an asset are the key factor in determining the recoverability of the asset. Identifiable cash flows are generally measured at the restaurant level. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Management’s estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to Biglari Holdings’ business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, Biglari Holdings recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Judgments made by management related to the expected useful lives of long-lived assets and Biglari Holdings’ ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the ongoing expected cash flows and carrying amounts of long-lived assets are assessed, these factors could cause Biglari Holdings to realize a material impairment charge.

Fluctuations in commodity and energy prices and the availability of commodities, including beef, fried products, poultry, and dairy, could affect Biglari Holdings’ restaurant business.

A significant component of Biglari Holdings’ costs is related to food commodities, including beef, fried products, poultry, and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets, and other factors. If there is a substantial increase in prices for these food commodities, Biglari Holdings’ results of operations may be negatively affected. In addition, Biglari Holdings’ restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage Biglari Holdings’ reputation, or otherwise harm its business.

The inability of Biglari Holdings’ franchisees to operate profitable restaurants may negatively impact its financial performance.

Biglari Holdings operates a franchise program and collects royalties, and marketing and service fees from the franchisees. The ability of franchisees to generate profits impacts its overall profitability.

Growth within the existing franchise base is dependent upon many of the same factors that apply to Biglari Holdings’ company-owned restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for Biglari Holdings’ franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements. In addition, Biglari Holdings’ continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Steak n Shake brand is less well known. Furthermore, the loss of any of Biglari Holdings’ franchisees due to financial concerns and/or operational inefficiencies could impact Biglari Holdings’ profitability and the Steak n Shake brand.

Franchisees are required to operate their restaurants according to Biglari Holdings’ guidelines. Biglari Holdings provides training opportunities to franchise operators to fully integrate them into Biglari Holdings’ operating strategy. However, since Biglari Holdings does not have control over these restaurants, it cannot give assurance that there will not be differences in product quality or that there will be adherence to all of its guidelines at these franchised restaurants. In order to mitigate these risks, Biglari Holdings requires that franchisees focus on the quality of their operations, and it expects full compliance with its standards.

Due to Biglari Holdings’ smaller restaurant base and geographic concentration, its operating results could be materially and adversely affected by the negative performance of, or the decision to close, a small number of restaurants.

Biglari Holdings’ restaurant base is smaller and less geographically diverse than many other restaurant chains. Accordingly, poor operating results in one or more markets or the decision to close even a relatively small number of underperforming restaurants could materially and adversely affect its business, financial conditions, results of operations, or cash flows.

Changes in guest preferences for casual dining styles or menu items could adversely affect Biglari Holdings’ financial performance.

Changing guest preferences, tastes, and dietary habits can adversely impact Biglari Holdings’ restaurant business and financial performance. Biglari Holdings’ restaurants offer a large variety of entrees, side dishes, and desserts, and their continued success depends, in part, on the popularity of their product offerings and casual style of dining. A change in guest preferences away from this dining style or these offerings in favor of other dining styles or offerings may have an adverse effect on Biglari Holdings’ business.

The inability to attract qualified associates, an increase in labor costs, or labor shortages could harm Biglari Holdings’ business.

Biglari Holdings’ associates are essential to the operation of its restaurants and its ability to deliver an enjoyable dining experience to its guests. If Biglari Holdings is unable to attract and retain enough qualified restaurant personnel at a reasonable cost, or if they do not deliver an enjoyable dining experience to the guests, its results may be negatively affected. Many Biglari Holdings associates are paid wages that relate to federal and state minimum wage rates. Any increases in the minimum wage rates may significantly increase Biglari Holdings’ restaurant operating costs. In addition, since Biglari Holdings’ business is labor-intensive, shortages in the labor pool or other inflationary pressure could increase labor costs, which could harm Biglari Holdings’ financial performance. Additionally, competition for qualified employees could require Biglari Holdings to pay higher wages or provide greater benefits, which could result in higher labor costs.

Adverse weather conditions or losses due to casualties could negatively impact Biglari Holdings’ operating performance.

Although Biglari Holdings maintains, and requires franchisees to maintain, property and casualty insurance to protect against property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Biglari Holdings’ restaurants are located in the Midwest and Southeast portions of the United States. During the first and second fiscal quarters, restaurants in the Midwest may face harsh winter weather conditions. During the first and fourth fiscal quarters, restaurants in the Southeast may experience hurricanes or tropical storms. These harsh weather conditions may make it more difficult for guests to visit Biglari Holdings’ restaurants, or may necessitate the closure of Biglari Holdings’ restaurants for a period of time due to physical damage or a shortage of employees resulting from unsafe road conditions or an evacuation of the general population. If guests are unable to visit Biglari Holdings’ restaurants, or if the restaurants are closed as the result of inclement weather, Biglari Holdings’ sales and operating results may be negatively affected.

Unfavorable publicity could harm Biglari Holdings’ business.

Restaurant chains such as those operated by Biglari Holdings can be adversely affected by publicity resulting from complaints or litigation alleging poor food quality, food-borne illness, personal injury caused by food tampering, adverse health effects (including obesity), or other concerns stemming from one or a limited number of restaurants. Regardless of whether the allegations or complaints are valid, given Biglari Holdings’ restaurants’ geographic concentration, unfavorable publicity relating to just one restaurant could adversely affect public perception of the entire brand, which could immediately and severely damage sales, and accordingly, profits. If guests become ill from food-borne illnesses, Biglari Holdings could also be forced to temporarily close some restaurants. In addition, instances of food-borne illnesses or food tampering, even those occurring solely at the restaurants of competitors, could, due to negative publicity about the restaurant industry, adversely affect sales.

Ownership and leasing of significant amounts of real estate exposes Biglari Holdings to possible liabilities.

Steak n Shake Operations, Inc. and SNS Investment Company, or “SIC”, own the land and building or lease the land and/or the building for the Steak n Shake restaurants. Accordingly, they are subject to all of the risks associated with owning and leasing real estate. In particular, the value of their assets could decrease, and their costs could increase because of changes in the investment climate for real estate, demographic trends, supply or demand for the use of restaurants in an area, or liabilities for environmental conditions. Generally the leases cannot be canceled. If Biglari Holdings decides to close an underperforming existing store, or if it decides not to open a planned future store, they may, nonetheless, be committed to perform their obligations under the applicable lease including, among other things, paying the base rent for the remainder of the lease term. In addition, as their leases expire, they may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause them to close stores in desirable locations.

Biglari Holdings is subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose Biglari Holdings to litigation, damage Biglari Holdings’ reputation, and lower profits.

Biglari Holdings is subject to various federal, state, and local laws and regulations affecting its business. Restaurant operations are also subject to licensing and regulation by state and local departments setting standards for health, food preparation, sanitation, and safety; federal and state labor laws (including applicable minimum wage requirements, overtime, working and safety conditions, child labor, tip credits, and citizenship requirements); federal and state laws prohibiting discrimination; and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. If Biglari Holdings fails to comply with any of these laws, it may be subject to governmental action or litigation, and its reputation could be accordingly harmed. Injury to Biglari Holdings’ reputation would, in turn, likely reduce revenues and profits.

The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

In recent years, there has been an increased legislative, regulatory, and consumer focus on nutrition and advertising practices in the food industry. As a result, Biglari Holdings may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products, which could increase expenses. The operation of the Biglari Holdings franchise system is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect Biglari Holdings’ operations, particularly Biglari Holdings’ relationship with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

Biglari Holdings may not be able to adequately protect its intellectual property, which could decrease the value of its brand and products.

The success of Biglari Holdings’ business depends on the continued ability to use the existing trademarks, service marks, and other components of its brands to increase brand awareness and further develop branded products. While Biglari Holdings takes steps to protect its intellectual property, its rights to its trademarks could be challenged by third parties or Biglari Holdings’ use of these trademarks may result in liability for trademark infringement, trademark dilution, or unfair competition, adversely affecting our profitability.

Risk Factors Relating to the Business of Biglari Holdings’ Western Subsidiary

Western is dependent on key personnel.

Western believes that its success depends in part on the services of Sardar Biglari, its Chairman, President and Chief Executive Officer, and Robyn B. Mabe, Vice President and Chief Financial Officer. The loss of the services of Mr. Biglari or Mrs. Mabe could have a material adverse effect upon Western’s business, financial condition and results of operations. Qualified replacements may not be available in a timely manner, if at all. Western’s continued growth will also depend on its ability to attract and retain additional skilled management personnel.

Western’s wholly-owned subsidiary, Western Properties, Inc. serves as the general partner of a private investment limited partnership, Western Real Estate, L.P., which had no limited partners in 2008 but intends to operate as a private real estate investment partnership.

In December 2007, Western formed Western Properties, Inc., a Delaware corporation, as a wholly-owned subsidiary. Western Properties is the general partner of Western Real Estate, L.P., a Delaware limited partnership also formed in December 2007. There were no limited partners in the partnership at December 31, 2008 and the sole activity of these entities has been the purchase in 2007 by the limited partnership of 23 acres of real property in Bexar County, Texas from an unaffiliated third party. It is the intention of Western Real Estate, L.P., to operate as a private limited partnership investing in real estate, however, this venture is in the formative stages and there is no guarantee that it will be successful.

Western’s investments in marketable securities, including through Western Acquisitions L.P., are highly concentrated.

Western’s investments in marketable securities, including through Western Acquisitions, L.P., are highly concentrated. A decline in the market value of these investments may result in a decrease in Biglari Holdings’ stock price.

Western’s investment activities, including through Western Acquisitions, L.P., may involve the purchase of securities on margin.

Western may purchase securities on margin in connection with its investment activities, including through Western Acquisitions, L.P. If Western does so, a significant decrease in the value of the securities that collateralize the margin line of credit could result in a margin call. If Western does not have sufficient cash available from other sources in the event of a margin call, it may be required to sell those securities at a time when it would prefer not to sell them.

Western’s investment activities could require registration as an Investment Company.

Western has historically been principally engaged in franchising and operating restaurants and it does not presently intend to change its principal business. However, Western may inadvertently fall within the definition of an investment company under the Investment Company Act of 1940, as amended, in part if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis. Although investment securities currently represent less than 40% of its total assets, determined based on Western’s current market capitalization (excluding government securities and cash items), the value of the investment securities that it holds, and the total value of its assets, can change significantly from time to time. As a result, Western could fail to satisfy the 40% test in part if the value of its investment positions increases substantially, or if the value of its non-investment assets decreases substantially. Failure to satisfy the 40% test does not automatically mean that Western would be required to register under the Investment Company Act, and Western’s board of directors has not adopted any strict numerical limit on its investment activities.

If Western’s investment activities inadvertently result in it being determined to be an investment company and it fails to register as an investment company, Western might be unable to enforce contracts with third parties, and third parties could seek rescission of transactions with it undertaken during the period that it was an unregistered investment company, subject to equitable considerations set forth in the Investment Company Act. In addition, Western might be subject to monetary penalties or injunctive relief, or both, in an action brought against it by the SEC.

If Western decides to register as an investment company, then it would become subject to various provisions of the Investment Company Act and the regulations adopted under such Act, which are very extensive and could adversely affect its operations. For example, Western might be prohibited from entering into or continuing transactions with certain of its affiliates.

Western is experiencing a decline in its franchise base.

Western has experienced steady declines in its existing franchise base for the past several years. Since January 1, 2005, Western had a total of 44 closures and currently has a total of 109 franchised restaurants. Of the 44 closed restaurants the majority were Western brand restaurants. The average annual sales of its franchised restaurants are approximately $1.6 million. The average annual sales of the closed restaurants were $1.0 million or less. The closures of franchised restaurants were caused by their operating at a competitive disadvantage which stemmed from such factors as location, facility, lack of reinvestment and mismanagement, among others factors. There is no guarantee that these reasons will be eliminated. Moreover, these closures occurred during generally favorable economic conditions and it is possible that this trend could accelerate given the present economic downturn. Western is striving to reverse this trend by revitalizing its franchise models. However, maintaining and growing Western’s existing franchise base is dependent upon many of the same factors that apply to its Company-owned restaurants. Sometimes the challenges of operating profitable restaurants prove to be more difficult for Western’s franchisees. For example, franchisees may not have access to the financial or management resources that they need to operate their restaurants. Accordingly, there is no assurance that Western will be successful in doing so and as a result its franchise base may continue to decline regardless of the economic environment.

Due to Western’s smaller restaurant base and geographic concentration, its operating results could be materially and adversely affected by the negative performance of, or the decision to close, a small number of restaurants.

Western’s restaurant base, both franchised and Company-owned, is smaller and less geographically diverse than many other restaurant chains. Accordingly, poor operating results in one or more of Western’s markets or the decision to close even a relatively small number of underperforming restaurants could materially and adversely affect Western’s business, financial condition, results of operation, or cash flows.

Western’s restaurants operate in a highly competitive environment.

Western’s restaurants, both franchised and Company-owned, operate in a highly competitive industry comprised of a large number of restaurants, including national and regional restaurant chains and franchised restaurant operations, as well as locally-owned, independent restaurants. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition. The competitive environment is often affected by factors beyond a particular restaurant management’s control, including changes in the public’s taste and eating habits, population and traffic patterns and economic conditions. New competitors may emerge at any time. Western may not be able to compete successfully against its competitors in the future. Competition may have a material adverse effect on Western’s operations or earnings.

The inability of Western’s franchisees to operate profitable restaurants may negatively impact its financial performance.

Under the agreements Western has with its franchisees, Western collects royalties and other fees from its franchisees. As a result, the ability of Western’s franchisees to generate profits and pay royalties to Western impacts its overall profitability and brand recognition.

Western is highly dependent on attracting and retaining qualified employees while also controlling labor costs.

Western is extremely dependent upon the availability of qualified restaurant personnel. Availability of staff varies widely from location to location. If restaurant management and staff turnover trends increase, Western would suffer higher direct costs associated with recruiting and retaining replacement personnel. Western could suffer from significant indirect costs, including restaurant disruptions due to management changeover and potential delays in new store openings due to staff shortages. Competition for qualified employees exerts upward pressure on wages paid to attract personnel, resulting in higher labor costs, together with greater expense to recruit and train them. Many of Western’s employees are hourly workers whose wages are likely to be impacted by an increase in the federal or state minimum wage. An increase in the minimum wage may require an increase or create pressure to increase the pay scale for Western’s employees. A shortage in the labor pool or other general inflationary pressures or changes could also increase Western’s labor costs.

Western is dependent upon the timely delivery of fresh ingredients.

Western’s restaurant operations are dependent on timely deliveries of fresh ingredients, including fresh produce, dairy products and meat. The cost, availability and quality of the ingredients Western uses to prepare its food is subject to a range of factors, many of which are beyond its control. Fluctuations in weather, supply and demand and economic and political conditions could adversely affect the cost, availability and quality of Western’s ingredients. Historically, when operating expenses increased due to inflation or increases in food costs, Western generally has been able to offset these higher costs by increasing its menu prices. Western may not be able to recover increased costs in the future because competition may limit or even prohibit such future increases. If the variety or quality of Western’s food products declines due to the lack or lower quality of its ingredients or due to interruptions in the flow of fresh ingredients and similar factors, customer traffic may decline and negatively affect Western’s sales.

Western may not be able to adequately protect its intellectual property, which could decrease the value of its brand and products.

The success of Western’s business depends on its continued ability to use the existing trademarks, service marks, and other components of its brand to increase brand awareness and further develop branded products. While Western takes steps to protect its intellectual property, Western’s rights to its trademarks could be challenged by third parties or its use of the trademarks may result in liability for trademark infringement, trademark dilution, or unfair competition, adversely affecting Western’s profitability.

General economic factors may adversely affect Western’s results of operations.

National, regional, and local economic conditions, such as recessionary economic cycles or a worsening economy, could adversely affect disposable consumer income and consumer confidence. Unfavorable changes in these factors or in other business and economic conditions affecting Western’s customers could reduce customer traffic in some or all of its restaurants, impose practical limits on its pricing and increase its costs. Any of these factors could lower Western’s profit margins and have a material adverse affect on its results of operations. The impact of inflation on food, beverages, labor, utilities and other aspects of Western’s business can negatively affect its results of operations. Although Western attempts to offset inflation through periodic menu price increases, cost controls and incremental improvement in operating margins, it may not be able to completely do so. This may negatively affect Western’s results of operations.

Western is vulnerable to changes in economic conditions and consumer spending patterns that could harm its business, financial condition, results of operations and cash flow.

The restaurant industry has been affected by the current economic factors, including the deterioration of national, regional and local economic conditions, rising unemployment and shifts in consumer spending patterns. The recent disruptions in the overall economy have reduced and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, which could be harmful to Western’s financial position and operating results. As a result, decreased cash flow generated by Western’s business may adversely affect its financial position and its ability to fund its operations. In addition, macro economic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect Western’s ability to access the credit markets. The disruption in the credit markets may also adversely affect the availability of financing for its franchisees’ operations, and could impact Western’s vendors’ ability to meet Western’s supply requirements. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets, or increase liquidity and the availability of credit.

Furthermore, Western could experience reduced customer traffic or limitations on the prices it can charge for its products, either of which could reduce Western’s sales and profit margins and have a material adverse effect on its financial condition and results of operations.

Changes in guest preferences for casual dining styles or menu items could adversely affect Western’s financial performance.

Changing guest preferences, tastes, and dietary habits can adversely impact Western’s business and financial performance. Western’s restaurant models offer a varied entrees, side dishes, salads and desserts. Western’s continued success depends, in part, on the popularity of its product offerings and casual style of dining. A change in guest preferences away from this style or Western’s offerings in favor of other dining styles or offerings may have an adverse impact on its business.

Western faces the risk of adverse publicity and litigation relating to food-borne illness, employment and other matters that could have a material adverse affect on its business and financial performance.

Western may be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. While the risk of food-borne illness is real, whether it results from improper operations, new diseases or from chemicals in certain food products, the risk would generally only affect a limited number of Western’s restaurants. As soon as any food issues became known to Western, those food items that were potentially at risk would be no longer served to customers.

While the risk of food-borne illness or injury would likely be localized, the risk of the adverse publicity that might result from such an incident is more generalized and accordingly much greater. The general public’s response to adverse publicity relating to Western’s restaurant brands could materially adversely affect a significant number of its restaurants. This could be true whether the allegations underlying the adverse publicity are valid or whether Western is liable.

Furthermore, more generalized health concerns about the consumption of beef or chicken due to reported incidents of diseases such as Bovine Spongiform Encephalopathy (“mad cow disease”) or Avian Influenza (“bird flu”) could lead to changes in customer preferences, reduce consumption of Western’s products and adversely affect its financial performance. These events could also reduce the available supply of beef or chicken or significantly raise the prices of beef or chicken.

In addition, Western is subject to employee claims alleging injuries, wage and hour violations, discrimination, harassment or wrongful termination. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against Western are valid or whether Western is ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from its operations and hurt Western’s financial performance. A significant judgment for any claim(s) could materially adversely affect Western’s financial condition or results of operations.

Western is regulated by the federal and state government.

The restaurant industry is subject to extensive federal, state and local laws and regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites. Those are subject to zoning, land use, environmental, traffic and other regulations and requirements. Western is also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and building codes. Federal and state laws govern Western’s relationships with employees, including the Fair Labor Standards Act and applicable minimum wage requirements, overtime, employment tax rates, family leave, tip credits, working conditions, safety standards and citizenship requirements. Federal and state laws prohibit discrimination and other laws regulating the design and operation of facilities, such as the American with Disabilities Act of 1990. In addition, Western is subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations could increase Western’s compliance and other costs of doing business. These could adversely affect Western’s results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability.

Adverse weather conditions or losses due to casualties such as fire could negatively impact Western’s financial performance.

Although Western maintains, and requires its franchisees to maintain, property and casualty insurance to protect against property damage caused by casualties and natural disasters, inclement weather, flooding, hurricanes, fire and other acts of God can adversely impact Western’s sales in several ways. For example, severe weather typically discourages potential customers from dining out. In addition, a restaurant that is damaged by a natural disaster can be inoperable for a significant amount of time due to either physical damage or to a shortage of employees resulting from a relocation of the general population.

Litigation could have a material adverse effect on Western’s financial position, cash flows and results of operations.

In September 2006, Western was served with a lawsuit filed in the Circuit Court of Pulaski County, Arkansas, captioned Parks Land Company, LLP, et al. v. Western Corporation, et al. The plaintiffs are owners/landlords of four restaurant premises located in the Little Rock, Arkansas metropolitan area which had been leased pursuant to a single ten year lease agreement. Western occupied these locations for a period of time, but before the end of the lease, subleased each of these premises to various operators. The ten year lease agreement expired on June 30, 2006. In the lawsuit the plaintiffs sought recovery of alleged damages for certain repair and maintenance expenses on the premises, for the replacement of certain equipment, for diminution of property value, and for loss of rental income, as well as interest and costs. The case was tried to a 12 person jury in Little Rock, starting February 12, 2008. The jury returned a verdict for the plaintiffs on February 20, 2008, in the amount of $689,526. On February 29, 2008, the Circuit Court of Pulaski County, Arkansas entered judgment on the jury’s verdict in the case against Western in the amount of $689,666 plus plaintiff’s legal costs. On appeal by Western, on May 14, 2009, the Arkansas Supreme Court reversed and remanded the case for a new trial. On June 25, 2009, the Arkansas Supreme Court issued a per curiam order denying Parks Land Company’s petition for a rehearing. The new trial has been scheduled in the Pulaski County Circuit Court for the week of February 22, 2010. As previously reported, Western has accrued $900,000 related to this loss contingency. There has been no change in Western’s loss contingency accrual of $900,000 since December 31, 2007.

Western is also from time to time a party to various other legal actions which are ordinary routine matters incidental to its business. While Western believes that the ultimate outcome of these matters individually and in the aggregate will not have a material impact on its financial position, Western cannot assure that an adverse outcome on any of these matters would not, in fact, materially impact its financial position, cash flows and results of operations.

COMPARATIVE MARKET PRICE DATA

Biglari Holdings’ common stock is traded on the New York Stock Exchange under the symbol “BH.”  Shares of Advance common stock are traded on the New York Stock Exchange under the symbol “AAP.”

As reported on the New York Stock Exchange, the following table sets forth historical closing prices per share for shares of Biglari Holdings common stock and shares of Advance common stock, respectively, on April 30, 2010, the last full trading day before Biglari Holdings announced the commencement of this offer and filed this prospectus.  The table below illustrates the number of shares and per share value of Biglari Holdings common stock you would receive based on these closing prices and the exchange ratio for the offer.

	Biglari Holdings Common Stock	Advance Common Stock	Shares of Biglari Holdings Common Stock to be Received	Per Share Value of Biglari Holdings Common Stock to be Received
April 30, 2010	$ 391.25	$ 45.13	0.1179	$ 46.13

The value of the offer will change as the market prices of Biglari Holdings common stock and Advance common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Biglari Holdings common stock.  YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

COMPARATIVE HISTORICAL PER SHARE DATA

The tables set forth below show net income per share, cash dividends per share and book value per share for each of Biglari Holdings and Western as of and for certain periods ended December 23, 2009 and September 30, 2009, and for Advance for its fiscal year ended January 2, 2010.  The tables also set forth similar information reflecting the pro forma net income per share, cash dividends per share and book value per share of Biglari Holdings as of such dates and for such periods giving effect to the completion of the merger with Western on the basis of certain assumptions (referred to herein as the “pro forma” information).

The pro forma information, while helpful in illustrating the financial impact of a purchase upon a purchasing company such as Biglari Holdings under one set of assumptions, does not attempt to predict or suggest future results.

You should read the information presented in this table below together with the historical financial statements of Biglari Holdings and the related notes, the historical financial statements of Advance and the related notes, and the historical financial statements of Western and the related notes, which are all incorporated by reference herein.

	Twelve Weeks Ended December 23, 2009 Biglari Holdings Historical(2)	Three Months Ended September 30, 2009 Western Historical	Pro Forma Combined Per Share	Pro Forma Equivalent Per Share (N/A)
Book value per share(1)	$207.16	$9.31	$206.38	N/A
Cash dividends declared per share as of December 23, 2009	—	—	—	N/A
Earnings per share as of December 23, 2009
Basic	$3.84	$1.26	$4.07	N/A
Diluted	$3.82	$1.26	$4.05	N/A

	53 Weeks Ended September 30, 2009 Biglari Holdings Historical(2)	12 Months Ended September 30, 2009 Western Historical	Pro Forma Combined Per Share	Pro Forma Equivalent Per Share (N/A)
Book value per share(1)	$203.18	$9.31	$202.29	N/A
Cash dividends declared per share as of September 30, 2009	—	—	—	N/A
Earnings per share as of September 30, 2009
Basic	$4.21	$1.52	$3.99	N/A
Diluted	$4.20	$1.52	$3.98	N/A

(1)	The book value per share is computed by dividing stockholders' equity at the end of the period by the basic number of shares outstanding at the end of the period.

(2)	Adjusted for 1-for-20 reverse stock split effective December 18, 2009.

Year Ended January 2, 2010
Advance historical data
Net income per share
Basic	$2.85
Diluted	$2.83

Cash dividends declared per share	$0.06

Book value per share	$13.70

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BIGLARI HOLDINGS

Financial Data

The following table sets forth certain of Biglari Holdings’ consolidated financial data as of and for each of the periods indicated. The selected historical financial data for each of the three fiscal years ended September 30, 2009, September 24, 2008 and September 26, 2007 and as of September 30, 2009 and September 24, 2008 is derived from Biglari Holdings’ audited consolidated financial statements, which are incorporated by reference into this prospectus. The financial information for the fiscal years ended September 27, 2006 and September 28, 2005, and as of September 26, 2007, September 27, 2006 and September 28, 2005, is derived from Biglari Holdings’ audited historical consolidated financial statements, which are not included or incorporated by reference into this prospectus.

The consolidated financial information as of and for the twelve weeks ended December 23, 2009 and December 17, 2008 is derived from Biglari Holdings’ unaudited consolidated financial statements, which are incorporated by reference into this prospectus. In Biglari Holdings’ opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods presented. Interim results for the twelve weeks ended December 23, 2009 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year ending September 29, 2010.

 The selected historical financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes that are incorporated by reference into this document.  See “Where You Can Find More Information.”

	12 Weeks Ended		53 Weeks Ended	52 Weeks Ended
	December 23, 2009	December 17, 2008	September 30, 2009	September 24, 2008	September 26, 2007	September 27, 2006	September 28, 2005
Statement of Operations Data:
Total revenues	$148,505	$131,677	$627,042	$610,061	$654,142	$638,822	$606,912
Net earnings (loss)	$5,477	$(3,440)	$5,998	$(22,979)	$11,808	$28,001	$30,222
Per Share Data:
Basic earnings (loss) per common and common equivalent share	$3.84	$(2.43)	$4.21	$(16.27)	$8.43	$20.20	$21.98
Diluted earnings (loss) per common and common equivalent share	$3.82	$(2.43)	$4.20	$(16.27)	$8.37	$19.97	$21.54
Basic weighted average shares (in thousands)	1,427	1,415	1,424	1,413	1,401	1,386	1,375
Diluted weighted average shares and share equivalents (in thousands)	1,434	1,415	1,430	1,413	1,411	1,402	1,403
Statement of Financial Position Data:
Total assets	$523,678	$518,123	$514,496	$520,136	$565,214	$542,521	$474,657
Long-term debt:
Obligations under leases	128,619	133,708	130,076	134,809	139,493	143,996	147,615
Other long-term debt	43	6,308	48	15,783	16,522	18,802	6,315
Shareholders’ equity	$297,352	$281,195	$291,861	$283,579	$303,864	$287,035	$252,975

Basic and Diluted earnings (loss) per common and common equivalent share information has been restated to reflect the effects of the 1-for-20 reverse stock split effective December 18, 2009.

SELECTED HISTORICAL CONSOLIDATED
FINANCIAL DATA OF ADVANCE

The following table sets forth selected historical consolidated financial data of Advance as of January 2, 2010, January 3, 2009, December 29, 2007, December 30, 2006 and December 31, 2005 and for each of the years in the five-year period ended  January 2, 2010.  This information should be read in conjunction with Advance’s consolidated financial statements and related notes incorporated by reference herein.  See “Where You Can Find More Information.”

	Fiscal Year (1)
	2009	2008	2007	2006	2005
	(in thousands, except per share data and ratios)
Statement of Operations Data:
Net sales	$5,412,623	$5,142,255	$4,844,404	$4,616,503	$4,264,971
Cost of sales (2)(15)	2,768,397	2,743,131	2,585,665	2,472,203	2,301,799
Gross profit	2,644,226	2,399,124	2,258,739	2,144,300	1,963,172
Selling, general and administrative expenses (15)	2,189,841	1,984,197	1,842,310	1,740,950	1,554,680
Operating income	454,385	414,927	416,429	403,350	408,492
Interest expense	(23,337)	(33,729)	(34,809)	(35,992)	(32,384)
Gain on extinguishment of debt	-	-	-	986	-
Other income (expense), net	607	(506)	1,014	1,571	2,815
Income from continuing operations before
income taxes and loss on
discontinued operations	431,655	380,692	382,634	369,915	378,923
Income tax expense	161,282	142,654	144,317	138,597	144,198
Net income	270,373	238,038	238,317	231,318	234,725

Per Share Data:
Net income per basic share	$2.85	$2.51	$2.29	$2.18	$2.17
Net income per diluted share	$2.83	$2.49	$2.28	$2.16	$2.13
Cash dividends declared per basic share	$0.24	$0.24	$0.24	$0.24	$-
Weighted average basic shares outstanding	94,459	94,655	103,826	106,129	108,318
Weighted average diluted shares outstanding	95,113	95,205	104,637	107,124	109,987

Cash flows provided by (used in):
Operating activities	$699,690	$478,739	$410,542	$333,604	$321,632
Investing activities	(185,539)	(181,609)	(202,143)	(258,642)	(302,780)
Financing activities	(451,491)	(274,426)	(204,873)	(104,617)	(34,390)

Balance Sheet and Other Financial Data:
Cash and cash equivalents	$100,018	$37,358	$14,654	$11,128	$40,783
Inventory	$1,631,867	$1,623,088	$1,529,469	$1,463,340	$1,367,099
Inventory turnover (3)	1.70	1.74	1.73	1.75	1.79
Inventory per store (4)	$477	$482	$469	$475	$476
Accounts payable to inventory ratio (5)	61.2%	57.2%	55.1%	53.2%	54.8%
Net working capital (6)	$421,591	$442,632	$456,897	$498,553	$406,476
Capital expenditures	$192,934	$184,986	$210,600	$258,586	$216,214
Total assets	$3,072,963	$2,964,065	$2,805,566	$2,682,681	$2,542,149
Total debt	$204,271	$456,164	$505,672	$477,240	$438,800
Total net debt (7)	$113,781	$439,394	$521,018	$500,318	$448,187
Total stockholders' equity	$1,282,365	$1,075,166	$1,023,795	$1,030,854	$919,771

Selected Store Data:
Comparable store sales growth (8)	5.3%	1.5%	0.7%	1.6%	8.2%
Number of stores at beginning of year	3,368	3,261	3,082	2,872	2,652
New stores	107	127	196	215	231
Closed stores	(55)	(20)	(17)	(5)	(11)
Number of stores, end of period	3,420	3,368	3,261	3,082	2,872
Relocated stores	10	10	29	47	54
Stores with commercial delivery program, end of period	3,024	2,880	2,712	2,526	2,254
Total commercial sales, as a percentage of total sales	32.0%	29.5%	26.6%	25.0%	21.8%
SG&A expenses per store (in 000s) (9)(10)(15)	$645	$599	$581	$585	$585
Operating income per team member (in 000s) (11)(15)	$9.41	$9.02	$9.40	$9.29	$10.30
Total store square footage, end of period	24,973	24,711	23,982	22,753	21,246
Average net sales per store (in 000s) (10)(12)	$1,595	$1,551	$1,527	$1,551	$1,555
Average net sales per square foot (10)(13)	$218	$211	$207	$210	$209
Gross margin return on inventory (14)	$3.98	$3.47	$3.29	$3.29	$3.34

(1)
Advance’s fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2008 which consisted of 53 weeks.

(2)	Cost of sales includes a non-cash inventory adjustment of $37.5 million recorded in Fiscal 2008 due to a change in Advance’s inventory management approach for slow moving inventory.

(3)	Inventory turnover is calculated as cost of sales divided by the average of beginning and ending inventories.

(4)	Inventory per store is calculated as ending inventory divided by ending store count.

(5)
Accounts payable to inventory ratio is calculated as ending accounts payable divided by ending inventory. Advance aggregates financed vendor accounts payable with accounts payable to calculate our accounts payable to inventory ratio.

(6)	Net working capital is calculated by subtracting current liabilities from current assets.

(7)	Net debt includes total debt and bank overdrafts, less cash and cash equivalents.

(8)
Comparable store sales growth is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales growth from the original date of opening. Beginning in Fiscal 2008, Advance includes in comparable store sales growth the net sales from stores operated Offshore and AI stores. The comparable periods have been adjusted accordingly. Fiscal 2008 comparable store sales growth excludes sales from the 53rd week.

(9)
Selling, general and administrative, or SG&A, expense per store is calculated as total SG&A expenses divided by the average of beginning and ending store count. SG&A expenses per store for Fiscal 2009 were $638 excluding the $26.1 million impact of store divestitures. SG&A expenses per store for Fiscal 2008 were $590 excluding the impact of the 53rd week of Fiscal 2008 of approximately $28.4 million.

(10)	The ending store count and/or store square footage used in the calculation of the 2005 ratios has been weighted for the period of the AI acquisition.

(11)
Operating income per team member is calculated as operating income divided by an average of the beginning and ending number of team members. Operating income per team member for Fiscal 2009 was $9.94 excluding the $26.1 million impact of store divestitures. Excluding the operating income impact of the 53rd week of Fiscal 2008 of approximately $15.8 million and a $37.5 million non-cash inventory adjustment, operating income per team member in Fiscal 2008 was $9.49.

(12)
Average net sales per store is calculated as net sales divided by the average of the beginning and the ending number of stores for the respective period. Excluding the net sales impact of the 53rd week of Fiscal 2008 of approximately $88.8 million, average net sales per store in Fiscal 2008 was $1,524.

(13)
Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. Excluding the net sales impact of the 53rd week of Fiscal 2008 of approximately $88.8 million, average net sales per square foot in Fiscal 2008 was $208. This measure is presented in whole dollars.

(14)
Gross margin return on inventory is calculated as gross profit divided by an average of beginning and ending inventory, net of accounts payable and financed vendor accounts payable. Excluding the gross profit impact of the 53rd week of Fiscal 2008 of approximately $44.0 million and a $37.5 million non-cash inventory adjustment, gross margin return on inventory in Fiscal 2008 was $3.37.

(15)
Effective first quarter 2009, Advance implemented a change in accounting principle for costs included in inventory. Accordingly, Advance has retrospectively applied the change in accounting principle to all prior periods presented herein related to cost of sales and SG&A.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

On April 29, 2010, Biglari Holdings’ board of directors approved the offer.

On April 30, 2010, Biglari Holdings commenced the offer and issued a press release announcing the commencement of the offer.

Reasons for the Offer

Biglari Holdings is seeking to acquire up to 1,409,367 shares of Advance common stock in the offer for investment purposes.  Following the consummation of the offer, Biglari Holdings intends to evaluate its investment in the Advance common stock on a continual basis and may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Advance management, members of Advance’s board of directors and other stockholders of Advance regarding the capitalization, business, operations and future plans of Advance.

Following the consummation of the offer, Biglari Holdings may, from time to time, acquire additional shares of Advance common stock, dispose of shares of Advance common stock or formulate other purposes, plans or proposals regarding Advance or the Advance common stock, to the extent deemed advisable in light of its general investment policies, market conditions or other factors.

THE OFFER

Biglari Holdings is offering to exchange up to 1,409,367 shares of Advance common stock at an exchange ratio of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, upon the terms and subject to the conditions contained in this prospectus and the accompanying letter of transmittal.  In addition, you will receive cash instead of any fractional shares of Biglari Holdings common stock to which you may be entitled.

The term “expiration date” means 5:00 p.m., New York City time, on May 27, 2010, unless Biglari Holdings extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

If you are a registered stockholder and tender your shares of Advance common stock directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions.  If you hold your shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees.  Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares of Advance common stock pursuant to the offer will be paid by Biglari Holdings.

Biglari Holdings is seeking to acquire up to 1,409,367 shares of Advance common stock in the offer for investment purposes.  Following the consummation of the offer, Biglari Holdings intends to evaluate its investment in the Advance common stock on a continual basis and may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Advance management, members of Advance’s board of directors and other stockholders of Advance regarding the capitalization, business, operations and future plans of Advance.

Based on the exchange ratio for the offer, Biglari Holdings estimates that if the maximum 1,409,367 Advance shares are exchanged pursuant to the offer, former Advance stockholders would own, in the aggregate, approximately 10.4% of the outstanding shares of Biglari Holdings common stock.  For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Biglari Holdings After the Offer.”

Biglari Holdings’ obligation to exchange shares of Biglari Holdings common stock for shares of Advance common stock pursuant to the offer is subject to several conditions referred to below under “Conditions of the Offer,” including the registration statement condition and the listing condition.  Biglari Holdings’ offer is not conditioned on any minimum number of shares being tendered.

Pursuant to Section 220 of the DGCL, Biglari Holdings has asked Advance for its stockholder list and security position listings to communicate with you and to distribute Biglari Holdings’ offer to you.  This prospectus, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of Advance common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Advance’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of Advance common stock.

Expiration Date of the Offer

The offer is scheduled to expire at 5:00 p.m., New York City time, on May 27, 2010, unless extended by Biglari Holdings.  For more information, you should read the discussion below under the caption “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

Subject to the applicable rules of the SEC and the terms and conditions of the offer, Biglari Holdings expressly reserves the right, in its sole discretion, at any time or from time to time, to extend, for any reason, the period of time during which the offer remains open, and Biglari Holdings can do so by giving oral or written notice of such extension to the exchange agent.  If Biglari Holdings decides to so extend the offer, Biglari Holdings will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  Biglari Holdings is not making any assurance that it will exercise its right to extend the offer, although it currently intends to do so until all conditions to the offer have been satisfied or waived.  During any such extension, all shares of Advance common stock previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Advance common stock.  You should read the discussion under “The Offer—Withdrawal Rights” for more details.

To the extent legally permissible, Biglari Holdings also reserves the right, in its sole discretion, at any time or from time to time:

•	to delay acceptance for exchange of, or exchange of, any shares of Advance common stock pursuant to the offer in order to comply in whole or in part with applicable law;

•
to terminate the offer and not accept or exchange any shares of Advance common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Biglari Holdings has accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange shares of Advance common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.  However, Biglari Holdings may not assert a non-regulatory condition after the expiration of the offer.

Biglari Holdings will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter.  In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  Subject to applicable law and without limiting the manner in which Biglari Holdings may choose to make any public announcement, Biglari Holdings assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release.

Biglari Holdings acknowledges that Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” requires Biglari Holdings to pay the consideration offered or return the shares of Advance common stock tendered promptly after the termination or withdrawal of the offer.

Biglari Holdings confirms to you that if it makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, it will extend the offer to the extent required under the Exchange Act and will comply with the provisions of Rule 14d-4(b) and (d) under the Exchange Act in disseminating information about the material change to Advance stockholders.  If, prior to the expiration date, Biglari Holdings changes the percentage of shares of Advance common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of Advance common stock are accepted for exchange pursuant to Biglari Holdings’ offer, regardless of whether the shares were tendered before or after the change.  If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, Biglari Holdings will extend the offer until the expiration of that ten business day period.  For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Because the offer is for less than all of the outstanding Advance common stock, Exchange Act Rule 14d-11 does not permit Biglari Holdings to provide a subsequent offering period after the expiration of the offer.

Exchange of Advance Shares; Delivery of Biglari Holdings Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Biglari Holdings will accept for exchange, and will exchange, up to 1,409,367 shares of Advance common stock validly tendered and not properly withdrawn promptly after the expiration date.  In addition, subject to applicable rules of the SEC, Biglari Holdings expressly reserves the right to delay acceptance for exchange of, or the exchange of, shares of Advance common stock in order to comply with any applicable law.  In all cases, exchange of shares of Advance common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those shares of Advance common stock (or a confirmation of a book-entry transfer of those shares of Advance common stock in the exchange agent’s account at The Depository Trust Company, referred to as “DTC”), a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, Biglari Holdings will be deemed to have accepted for exchange shares of Advance common stock validly tendered and not properly withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those shares of Advance common stock pursuant to the offer.  The exchange agent will deliver Biglari Holdings common stock in exchange for shares of Advance common stock pursuant to the offer and cash instead of fractional shares of Biglari Holdings common stock promptly after receipt of such notice.  The exchange agent will act as your agent for the purpose of receiving Biglari Holdings common stock (and cash to be paid in lieu of fractional shares of Biglari Holdings common stock) from Biglari Holdings and transmitting such stock and cash, as applicable, to you.  You will not receive any interest on any cash that Biglari Holdings pays you, even if there is a delay in making the exchange.

If Biglari Holdings does not accept any tendered shares of Advance common stock for exchange pursuant to the terms and conditions of the offer for any reason (including shares not accepted because of proration), or if certificates are submitted for more shares of Advance common stock than are tendered, Biglari Holdings will return certificates for such unexchanged shares of Advance common stock without expense to the tendering stockholder or, in the case of shares of Advance common stock tendered by book-entry transfer of such shares of Advance common stock into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section entitled “The Offer—Procedure for Tendering,” those shares of Advance common stock will be credited to an account maintained within DTC promptly following expiration or termination of the offer.

Biglari Holdings reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to exchange all or any portion of the shares of Advance common stock tendered pursuant to the offer, but any such transfer or assignment will not relieve Biglari Holdings of its obligations under the offer or prejudice the rights of tendering stockholders to exchange shares of Advance common stock validly tendered and accepted for exchange pursuant to the offer.

Cash Instead of Fractional Shares of Biglari Holdings Common Stock

Biglari Holdings will not issue certificates representing fractional shares of Biglari Holdings common stock pursuant to the offer.  Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Biglari Holdings common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the closing prices, rounded to four decimal points, of Biglari Holdings common stock for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Proration

If more than 1,409,367 shares of Advance common stock are validly tendered and not properly withdrawn prior to the expiration date, Biglari Holdings will, upon the terms and subject to the conditions of the offer, accept shares for exchange on a pro rata basis.  If proration of tendered shares is required, Biglari Holdings will determine the proration factor promptly following the expiration date.  Proration for each stockholder tendering shares will be based on the ratio of the number of shares validly tendered and not properly withdrawn by such stockholder to the total number of shares validly tendered and not properly withdrawn by all stockholders.  Because of the difficulty in determining the number of shares validly tendered, including shares tendered by guaranteed delivery procedures as described below, and not properly withdrawn, Biglari Holdings does not expect that it will be able to announce the final proration factor until five to seven business days after the expiration date.  The preliminary results of any proration will be announced by press release promptly after the expiration date.  Advance stockholders may obtain preliminary proration information from the information agent or exchange agent for the offer and may be able to obtain this information from their brokers.

Procedure for Tendering

For you to validly tender shares of Advance common stock pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered shares of Advance common stock must be received by the exchange agent at such address or those shares of Advance common stock must be tendered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation,” must be received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth below under “The Offer—Guaranteed Delivery.”

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares of Advance common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Biglari Holdings may enforce that agreement against such participant.

The exchange agent will establish accounts with respect to the shares of Advance common stock at DTC in connection with the offer within two business days after the date of this offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares of Advance common stock by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer.  However, although delivery of shares of Advance common stock may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.  Biglari Holdings cannot assure you that book-entry delivery of Advance shares will be available.  If book-entry delivery is not available, you must tender Advance shares by means of delivery of Advance share certificates or pursuant to the guaranteed delivery procedures set forth below under “The Offer—Guaranteed Delivery.”

Signatures on all letters of transmittal must be guaranteed by an eligible institution (as defined below), except (1) in cases in which shares of Advance common stock are tendered by a registered holder of shares of Advance common stock who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (2) if shares of Advance common stock are tendered for the account of a financial institution that is a member of the Securities Transfer Agents Medallion Program or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing is referred to as an “eligible institution”).  Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you.

If the certificates for shares of Advance common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if the offer consideration is to be delivered, or certificates for unexchanged shares of Advance common stock are to be issued, to a person other than the registered holder(s), the Advance share certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

In all cases, Biglari Holdings will exchange shares of Advance common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of Advance common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

By executing a letter of transmittal as set forth above, you irrevocably appoint Biglari Holdings’ designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Advance common stock tendered and accepted for exchange by Biglari Holdings and with respect to any and all other shares of Advance common stock and other securities issued or issuable in respect of such shares of Advance common stock on or after the expiration date.  That appointment is effective, and voting rights will be affected, when and only to the extent that Biglari Holdings deposits with the exchange agent the shares of its common stock and cash in lieu of fractional shares in consideration for the shares of Advance common stock that you have tendered.  All such proxies will be considered coupled with an interest in the tendered shares of Advance common stock and therefore will not be revocable.  Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective).  Biglari Holdings’ designees will, with respect to the shares of Advance common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Advance’s stockholders or otherwise.  Biglari Holdings reserves the right to require that, in order for shares of Advance common stock to be deemed validly tendered, immediately upon the exchange of those shares, Biglari Holdings must be able to exercise full voting rights with respect to those shares.

THE METHOD OF DELIVERY OF ADVANCE SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT.  IF DELIVERY IS BY MAIL, BIGLARI HOLDINGS RECOMMENDS REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.  IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING, YOU MUST PROVIDE THE EXCHANGE AGENT WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER YOU ARE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.  SOME STOCKHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND SOME FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING AND REPORTING REQUIREMENTS.  IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE STOCKHOLDER MUST SUBMIT A FORM W-8BEN, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL’S EXEMPT STATUS.

Guaranteed Delivery

If you wish to tender shares of Advance common stock pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of Advance common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•
a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Biglari Holdings, is received by the exchange agent as provided below prior to the expiration date; and

•
the certificates for all tendered shares of Advance common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal, are received by the exchange agent within three trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, overnight courier, facsimile transmission or mail to the exchange agent.  The notice must include a guarantee by an eligible institution in the form set forth in the notice.

The tender of shares of Advance common stock pursuant to any of the procedures described above will constitute a binding agreement between Biglari Holdings and you upon the terms and subject to the conditions of the offer.

Matters Concerning Validity and Eligibility

Biglari Holdings will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Advance common stock, in its sole discretion, and its determination will be final and binding to the fullest extent permitted by law.  Biglari Holdings reserves the absolute right to reject any and all tenders of shares of Advance common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful.  Biglari Holdings also reserves the absolute right to waive any defect or irregularity in the tender of any shares of Advance common stock.  No tender of shares of Advance common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of Advance common stock have been cured or waived.  None of Biglari Holdings, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Advance common stock or will incur any liability for failure to give any such notification.  Biglari Holdings’ interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding to the fullest extent permitted by law.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING SHARES OF ADVANCE COMMON STOCK, PLEASE CONTACT THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if Biglari Holdings has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.  If Biglari Holdings elects to extend the offer, is delayed in its acceptance for exchange of shares of Advance common stock or is unable to accept shares of Advance common stock for exchange pursuant to the offer for any reason, then, without prejudice to Biglari Holdings’ rights under the offer, the exchange agent may, on behalf of Biglari Holdings, retain tendered shares of Advance common stock, and such shares of Advance common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law.  Please see the section of this prospectus entitled “The Offer — Extension, Termination and Amendment.”

 For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus.  Any such notice of withdrawal must specify the name of the person who tendered the shares of Advance common stock to be withdrawn, the number of shares of Advance common stock to be withdrawn and the name of the registered holder of such shares of Advance common stock, if different from that of the person who tendered such shares of Advance common stock.  If certificates evidencing shares of Advance common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such shares of Advance common stock have been tendered by or for the account of an eligible institution, the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution.  If shares of Advance common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus entitled “The Offer — Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Advance common stock.

 Withdrawals of shares of Advance common stock may not be rescinded.  Any shares of Advance common stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.  However, withdrawn shares of Advance common stock may be re-tendered at any time prior to the expiration date by following one of the procedures discussed under the sections entitled “The Offer—Procedure for Tendering” or “The Offer—Guaranteed Delivery.”

Biglari Holdings will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding to the fullest extent permitted by law.  None of Biglari Holdings, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Announcement of Results of the Offer

Biglari Holdings will announce by press release the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Biglari Holdings will accept the tendered shares of Advance common stock for exchange, promptly after expiration of the offer, except as otherwise provided above under “Proration.”

Ownership of Biglari Holdings After the Offer

Based on the exchange ratio for the offer and assuming that:

•	Biglari Holdings exchanges pursuant to the offer the maximum 1,409,367 shares of Advance common stock; and

•	1,436,145 shares of Biglari Holdings common stock, which is the number of shares outstanding as of March 1, 2010, are outstanding;

former Advance stockholders would own, in the aggregate, approximately 10.4% of the outstanding shares of Biglari Holdings common stock.

Taxation

The following is a discussion of certain U.S. federal income tax consequences of the offer to holders of Advance common stock whose stock is exchanged for Biglari Holdings common stock pursuant to the offer.  The discussion is based on the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the “Code,” applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date of this offer, all of which may change, possibly with retroactive effect.  The discussion applies only to stockholders who hold their Advance common stock as capital assets and may not apply to stockholders subject to special rules under the Code, including, without limitation, persons who acquired their Advance common stock upon the exercise of stock options or otherwise as compensation, financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Advance common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other integrated investment, or persons that have a functional currency other than the United States dollar.  This discussion does not address the U.S. federal tax consequences to any stockholder of Advance who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the offer.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH STOCKHOLDER OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS.

The receipt of Biglari Holdings common stock in exchange for Advance common stock pursuant to the offer is expected to be a taxable transaction for U.S. federal income tax purposes.  In general, a stockholder who exchanges Advance common stock pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the fair market value on the date of acceptance for exchange pursuant to the offer of the Biglari Holdings common stock received and the holder’s adjusted tax basis in the Advance common stock exchanged pursuant to the offer.  Gain or loss will be determined separately for each block of Advance common stock (i.e., Advance common stock acquired at the same cost in a single transaction) exchanged pursuant to the offer.  Any such gain or loss generally will be long-term capital gain or loss if the stockholder has held the Advance common stock for more than one year on the date of acceptance for exchange pursuant to the offer.  Long-term capital gain of noncorporate stockholders is generally taxable at a maximum federal rate of 15%.  Certain limitations apply to the use of capital losses.

A holder’s tax basis in the Biglari Holdings common stock received pursuant to the offer will equal its fair market value on the date of acceptance for exchange pursuant to the offer.  A holder’s holding period in the Biglari Holdings common stock received will begin the day following the date of acceptance for exchange pursuant to the offer.

Purpose of the Offer; Dissenters’ Rights

Purpose and Structure of the Offer

Biglari Holdings is seeking to acquire up to 1,409,367 shares of Advance common stock in the offer for investment purposes.  Following the consummation of the offer, Biglari Holdings intends to evaluate its investment in the Advance common stock on a continual basis.

Dissenters’ Rights

Dissenters’ rights are the rights of stockholders, in certain cases, to receive “fair value” for their shares, plus accrued interest, as determined by a statutorily-prescribed process, which may include a judicial appraisal process.  Dissenters’ rights are not available in the offer.

Plans for Advance

Following the consummation of the offer, Biglari Holdings may, from time to time, communicate with, make proposals to, or otherwise attempt to influence, Advance management, members of Advance’s board of directors and other stockholders of Advance regarding the capitalization, business, operations and future plans of Advance.

Following the consummation of the offer, Biglari Holdings may, from time to time, acquire additional shares of Advance common stock, dispose of shares of Advance common stock or formulate other purposes, plans or proposals regarding Advance or the Advance common stock, to the extent deemed advisable in light of its general investment policies, market conditions or other factors.

Except as indicated in this prospectus, neither Biglari Holdings nor any of Biglari Holdings’ subsidiaries or affiliates has any current plans or proposals which relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of Advance or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Advance or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Advance or any of its subsidiaries, (4) any change in the current board of directors or management of Advance, (5) any other material change in Advance’s corporate structure or business, (6) the delisting of any class of equity security of Advance from a national securities exchange or (7) any class of equity securities of Advance becoming eligible for termination of registration under the Exchange Act.

Effect of the Offer on the Market for Shares of Advance Common Stock; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Advance Common Stock

The exchange of shares of Advance common stock by Biglari Holdings pursuant to the offer will reduce the number of holders of Advance common stock and the number of shares of Advance common stock held by individual holders.  Biglari Holdings does not expect the offer to adversely affect the liquidity of the shares of Advance common stock.

Registration Under the Exchange Act

Based upon Advance’s public filings with the SEC, Biglari Holdings believes that Advance common stock is currently registered under the Exchange Act.  Biglari Holdings does not expect the offer to result in the termination of the registration of the Advance common stock under the Exchange Act.

Margin Regulations

Advance common stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Advance common stock. Biglari Holdings does not expect the offer to adversely affect the status of Advance common stock as a “margin security” for purposes of the margin regulations of the Federal Reserve Board.

Conditions of the Offer

Notwithstanding any other provision of the offer, Biglari Holdings is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Biglari Holdings’ obligation to pay for or return tendered shares promptly after termination or expiration of the offer), exchange any shares of Advance common stock, and may terminate or amend the offer, if, at the expiration date, the following conditions have not been satisfied or, to the extent legally permissible, waived:

•
the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Biglari Holdings shall have received all necessary state securities law or “blue sky” authorizations; and

•
the “listing condition”— the shares of Biglari Holdings common stock to be issued pursuant to the offer shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

In addition, notwithstanding any other provision of the offer, Biglari Holdings is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Biglari Holdings’ obligation to pay for or return tendered shares promptly after termination or expiration of the offer), exchange any shares of Advance common stock, and may terminate or amend the offer, if, at any time on or after the date of this prospectus and before the expiration of the offer, any of the following conditions exist:

(i)
there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the offer, the acceptance for exchange of or exchange of some or all of the shares of Advance common stock sought by Biglari Holdings or any of its subsidiaries or affiliates, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the offer, (c) seeking to impose limitations on Biglari Holdings’ ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of the shares of Advance common stock acquired or owned by Biglari Holdings or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares acquired or owned by Biglari Holdings or any of its subsidiaries or affiliates on all matters properly presented to Advance’s stockholders, (d) seeking to require divestiture by Biglari Holdings or any of its subsidiaries or affiliates of any shares of Advance common stock, or (e) that otherwise, in Biglari Holdings’ reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Advance or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Advance common stock; or

(ii)
any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the offer or the acceptance for exchange of or exchange of shares of Advance common stock, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of the date of this prospectus) to the offer, that, in Biglari Holdings’ reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (e) of paragraph (i) above; or

(iii)
any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Advance or any of its subsidiaries or affiliates that has or reasonably would be expected to have a material adverse effect on Advance or any of its subsidiaries or affiliates, based upon prevailing interpretations of Delaware law by the Court of Chancery of the State of Delaware; or

(iv)
there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the date of the offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in Biglari Holdings’ reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations of Advance and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e)  the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Biglari Holdings’ reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (g) in the case of any of the foregoing existing at the time of the date of the offer, a material acceleration or worsening thereof; or

(v)
(a) a tender or exchange offer for some or all of the shares of Advance common stock has been publicly proposed to be made or has been made by another person (including Advance or any of its subsidiaries or affiliates), or has been publicly disclosed, (b) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Advance or (c) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Advance or any assets or securities of Advance; or

(vi)
Advance or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of Advance common stock or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Advance common stock or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Advance common stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Advance common stock or options to employees or directors in the ordinary course of business consistent with past practice), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Advance, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Advance, other than regular dividends on the common stock, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Advance or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Biglari Holdings’ reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Advance or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Advance common stock, or (i) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents); or

(vii)
any covenant, term or condition in any instrument or agreement of Advance or any of its subsidiaries, in Biglari Holdings’ reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Advance or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Advance common stock.

The satisfaction or existence of any of the conditions to the offer will be determined by Biglari Holdings in its reasonable discretion.  These conditions are for the sole benefit of Biglari Holdings and its affiliates and may be asserted by Biglari Holdings in its reasonable discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by Biglari Holdings in its reasonable discretion in whole or in part at any time or from time to time before the expiration date (provided that all conditions to the offer must be satisfied or waived prior to the expiration of the offer).  Biglari Holdings expressly reserves the right to waive any of the conditions to the offer (to the extent legally permissible) and to make any change in the terms of or conditions to the offer.  Biglari Holdings’ failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right.  The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the expiration date.  Any determination made by Biglari Holdings concerning the events described in this section “The Offer—Conditions to the Offer” will be final and binding upon all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

Dividends and Distributions

If on or after the date of this prospectus, Advance:

(a)           splits, combines or otherwise changes its shares of common stock or its capitalization,

(b)           acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c)           issues or sells any additional shares of its common stock (other than shares or options issued to employees or directors in the ordinary course of business consistent with past practice), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, or

(d)           discloses that it has taken such action,

then, without prejudice to Biglari Holdings’ rights under “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer,” Biglari Holdings may, in its sole discretion, make such adjustments in the exchange ratio and other terms of the offer as it deems appropriate including, without limitation, the number or type of securities to be purchased.

Certain Legal Matters; Regulatory Approvals

General

Biglari Holdings is not aware of any governmental license or regulatory permit that appears to be material to Advance’s business that might be adversely affected by Biglari Holdings’ acquisition of shares of Advance common stock pursuant to the offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Biglari Holdings’ acquisition or ownership of shares of Advance common stock pursuant to the offer.  Should any of these approvals or other actions be required, Biglari Holdings currently contemplates that these approvals or other actions will be sought.  There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Biglari Holdings, Advance or any of their respective subsidiaries, which could result in the failure of a condition to the offer.  Biglari Holdings’ obligation under the offer to accept for exchange and exchange shares of Advance common stock is subject to certain conditions.  See “The Offer—Conditions of the Offer.”

Antitrust

Biglari Holdings does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the proposed transaction.  Nevertheless, the Antitrust Division of the Department of Justice, referred to in this prospectus as the “Antitrust Division,” and the Federal Trade Commission, referred to in this prospectus as the “FTC,” frequently scrutinize the legality under the antitrust laws of transactions such as Biglari Holdings’ acquisition of shares pursuant to the offer.  At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the offer or seeking divestiture of the shares so acquired.  Private parties (including individual states) may also bring legal actions under the antitrust laws.  Based on an examination of the publicly available information relating to the business in which Advance is engaged, Biglari Holdings does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws.  However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.  See “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Relationships With Advance

Except as set forth in this prospectus, neither Biglari Holdings or any of its affiliates nor, to the best of its knowledge, any of its directors or executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Advance, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus, during the two years before the date of this prospectus, there have been no contacts, negotiations or transactions between Biglari Holdings, any of its affiliates or, to the best of its knowledge, any of the persons listed on Schedule I to this prospectus, and Advance or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of the date of this prospectus, Biglari Holdings beneficially owned 6,000 shares of Advance common stock, representing less than one percent of the outstanding shares of Advance common stock, based on 87,853,453 shares reported by Advance to be outstanding as of March 26, 2010.  None of Biglari Holdings’ affiliates beneficially owns any shares of Advance common stock, other than The Lion Fund, L.P., which owns 10,500 shares of common stock. On March 5, 2010, Biglari Holdings purchased 4,000 shares of Advance common stock at $42.02 per share, and on March 9, 2010, Biglari Holdings purchased 1,000 shares of Advance common stock at $42.25 per share. On March 5, 2010, The Lion Fund, L.P. purchased 4,000 shares of Advance common stock at $42.02 per share, and on March 9, 2010, The Lion Fund, L.P. purchased 1,000 shares of Advance common stock at $42.25 per share. Biglari Holdings and The Lion Fund, L.P. acquired such shares through ordinary brokerage transactions on the open market. With the exception of the foregoing, neither Biglari Holdings nor any of its affiliates has effected any transactions in the securities of Advance in the 60 days prior to the date of this prospectus.  Except as set forth in this prospectus, to Biglari Holdings’ knowledge, after reasonable inquiry, none of the persons listed on Schedule I hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Advance or has effected any transaction in securities of Advance during the past 60 days.

Source and Amount of Funds

Biglari Holdings estimates that the total amount of cash required to complete the transactions contemplated by the offer, including payment of cash in lieu of fractional shares of Biglari Holdings common stock and payment of fees and expenses related to the transactions, will be approximately $500,000.  Biglari Holdings intends to obtain the funds needed to pay these costs from its available cash.

Fees and Expenses

Biglari Holdings has retained Morrow & Co., LLC as information agent in connection with the offer.  The information agent may contact holders of Advance common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of Advance common stock.  Biglari Holdings will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses.  Biglari Holdings agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, Biglari Holdings has retained Computershare Trust Company, N.A. as the exchange agent for the offer.  Biglari Holdings will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Biglari Holdings will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.  Biglari Holdings will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

The following is an estimate of the fees and expenses Biglari Holdings expects to incur in connection with the offer:

Description	Amount
SEC filing fee	$4,578
Legal fees	$75,000
Accounting fees	$55,000
Information agent fees and expenses	$6,000
Exchange agent fees and expenses	$25,000
Printing and mailing costs	$40,000
Miscellaneous expenses	$4,422
Total expenses	$210,000

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of shares of Advance common stock will receive shares of Biglari Holdings common stock pursuant to Biglari Holdings’ offer. Biglari Holdings is organized under the laws of the State of Indiana and Advance is organized under the laws of the State of Delaware.  The following is a summary of the material differences between (a) the current rights of Biglari Holdings shareholders under Indiana law and Biglari Holdings’ articles of incorporation and bylaws and (b) the current rights of Advance stockholders under Delaware law and Advance’s certificate of incorporation and bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below.  This summary is qualified by reference to Indiana law, Delaware law, and Biglari Holdings’ and Advance’s constituent documents, which you are urged to read.  Copies of the companies’ constituent documents have been filed with the SEC, and copies of Biglari Holdings’ articles of incorporation and bylaws, and amendments thereto, are filed as exhibits to the registration statement of which this prospectus is a part.  To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information.”

	Biglari Holdings	Advance
Authorized Capital Stock
The authorized capital stock of Biglari Holdings currently consists of 12,500,000 shares, consisting of 2,500,000 of common stock, with stated value $.50 per share, and 10,000,000 of preferred stock, of which 3,000,000 shares have been designated as Series A Preferred Stock.  The board of directors has the authority to fix the number of shares of any such series of preferred stock, to determine the designation of any such series, and to fix the preferences, limitations or restrictions of the preferred stock to the fullest extent permitted under the IBCL.

The authorized capital stock of Advance currently consists of 210,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred Stock, par value $0.0001 per share.  The board of directors has the authority to fix the number of shares of any such series of preferred stock, to determine the designation of any such series, and to fix the powers, preferences and rights, and the qualifications, limitations or restrictions of the preferred stock to the fullest extent permitted under the DGCL.

	Biglari Holdings	Advance
Dividend Policy
Biglari Holdings has not declared a dividend in either of the two most recent fiscal years.  Biglari Holdings’ board of directors declares dividends when, in its discretion, it determines that a dividend payment, as opposed to another use of cash, is in the best interests of the shareholders.  Such decisions are based on the facts and circumstances then-existing.  As a result, Biglari Holdings does not predict when, or whether, another dividend will be declared in the future.

According to Advance’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010, Advance’s board of directors has declared a $0.06 per share quarterly cash dividend since its inception in 2006.

Voting, Generally	• One vote per share of common stock. • No cumulative voting for directors.	• One vote per share of common stock. • No cumulative voting for directors.
Number of Directors
Biglari Holdings’ articles of incorporation provide for the number of members of its board of directors to be to be fixed from time to time by Biglari Holdings’ bylaws at any number.  In the absence of a bylaw fixing the number of directors, the number shall be nine.  Biglari Holdings’ bylaws provide for the number of members of its board of directors to be fixed at nine directors.  Biglari Holdings’ board of directors currently consists of five directors.

Advance’s bylaws provide for the number of members of its board of directors to be to be fixed from time to time by resolution of the board of directors, but the number shall be not less than seven nor more than twelve.  Advance’s bylaws authorize the board of directors to increase or decrease the number of directors at any regular meeting.  Advance’s board of directors currently consists of ten directors.

Term of Directors	Directors are elected to one-year terms expiring at the next annual shareholders’ meeting following election and until the election and qualification of their successors.	Directors are elected to one-year terms expiring at the next annual stockholders’ meeting following election and until the election and qualification of their successors.
Removal of Directors
Under Indiana law, any and all of Biglari Holdings’ directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.  In addition, a director may be removed, with or without cause, by the board of directors.
Under Delaware law, any and all of Advance’s directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Vacancies on the Board	Under Indiana law, vacancies on Biglari Holdings’ board of directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.	Advance’s certificate of incorporation provides that vacancies on Advance’s board of directors shall be filled by vote of the majority of the remaining directors, although less than a quorum.

	Biglari Holdings	Advance
Annual Shareholders Meetings
Biglari Holdings’ bylaws provide that the annual meeting of Biglari Holdings’ shareholders shall be held for the purpose of electing directors and for the transaction of other proper business as may arise on the second Wednesday of February of each year, unless in any year the board of directors establishes a different date for the annual meeting.  Meetings of Biglari Holdings’ shareholders may be held from time to time as designated by the board of directors.

Advance’s bylaws specify that the annual meeting of Advance’s stockholders is to be held at such time, date and place as may be designated by resolution of the board of directors to elect directors and transact any other proper business.  Meetings of Advance’s stockholders may be held at such place and time as the board of directors determines.

Special Shareholders Meetings
Biglari Holdings’ bylaws specify that special meetings of Biglari Holdings’ shareholders:
•  may be called by the chairman of the board or the board of directors, and
•  must be called by the chairman of the board or the secretary at the written request of a majority of the board of directors, or at the written request of shareholders of record holding not less than 25% of outstanding shares and entitled by the articles of incorporation to vote on the business for which the meeting is being called.
Meetings of Biglari Holdings’ shareholders may be held from time to time as designated by the board of directors.

Advance’s certificate of incorporation and bylaws specify that special meetings of Advance’s stockholders may only be called by the chief executive officer, the chairman of the board or the board of directors, for any purpose prescribed in the notice of the meeting.

Quorum for Shareholders Meetings
Biglari Holdings’ bylaws specify that a majority of the issued and outstanding shares of Biglari Holdings capital stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

Advance’s bylaws specify that holders of a majority of the outstanding shares of Advance capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders.

	Biglari Holdings	Advance
Advance Notice Procedures for a Shareholder Proposal
For nominations or other business to be properly brought by a shareholder before an annual meeting of Biglari Holdings’ shareholders, the shareholder must be a shareholder of record entitled to vote at the meetings at the time of giving such notice, and the shareholder must notify the secretary in writing not less than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders in which Biglari Holdings’ proxy statement was released, subject to exceptions specified in the bylaws.  This notice must contain specific information concerning the person to be nominated or the matters to be brought before the annual meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

Advance’s bylaws provide that for nominations or other business to be properly brought by a stockholder before an annual meeting of Advance’s stockholders, the stockholder’s notice must be delivered or mailed and received by the Secretary at the principal executive offices of Advance not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting, subject to exceptions specified in the bylaws.  This notice must contain specific information concerning the person to be nominated or the matters to be brought before the annual meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

Shareholder Action by Written Consent
Under Indiana law, any action required to, or which may, be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.  The written consent must bear the date of signature and must be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Advance’s certificate of incorporation provide that any action required or permitted to be taken by the stockholders of Advance must only be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

	Biglari Holdings	Advance
Amendment of Governing Documents
Under Indiana law, Biglari Holdings’ articles of incorporation may be amended only upon approval of the board of directors, and if more shares vote in favor of the amendment than vote against it, at a meeting of shareholders at which a quorum is present.  Biglari Holdings’ bylaws may be amended only by a majority of the board of directors.

Under the DGCL, Advance’s certificate of incorporation may be amended only by resolution of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon.  Advance’s certificate of incorporation further provides that the affirmative vote of 66 2/3% of the voting power of Advance capital stock entitled to vote thereon shall be required to amend the provisions of Articles VII, VIII and IX of the certificate of incorporation.  Advance’s bylaws may be amended by the stockholders, or by the board of directors as authorized by Advance’s certificate of incorporation, at any annual meeting of the stockholders or any meeting of the board of directors, or at any special meeting of the stockholders or of the board of directors, provided that notice of such amendment, modification or adoption is given in the notice of special meeting.

Exculpation of Directors
Under Section 23-1-35 of the IBCL, Biglari Holdings cannot eliminate director liability for any damages as a result of any act or failure to act where it is proven that (i) the director’s act or failure to act constituted a breach of his or her fiduciary duties of loyalty, care and good faith and (ii) the director’s act or failure to act constituted willful misconduct or recklessness.

Under Delaware law, Advance cannot eliminate director liability for (i) any breach of a director’s duty of loyalty to the company or its stockholders, (ii) acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) violations of § 174 of the DGCL  (relating to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) any transaction from which a director derives an improper personal benefit.

Indemnification of Directors and Officers
Biglari Holdings’ articles of incorporation provide for indemnification of its current and former directors and officers made a party to a proceeding by reason of the fact that they are or were directors or officers of Biglari Holdings, or are or were serving at the request of Biglari Holdings as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether for profit or not.

Advance’s bylaws and the DGCL provide for indemnification of any person, and his or her heirs, executors, administrators, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was a director, officer, employee or agent of Advance, or is or was serving at the request of Advance as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Biglari Holdings	Advance

Biglari Holdings’ articles of incorporation and the IBCL allow the above indemnification only if the individual acted in good faith and (i) in the case of conduct in the individual's official capacity with the corporation, acted in a manner the individual reasonably believed to be in or not opposed to the best interests of Biglari Holdings or (ii) in all other cases, acted in a manner the individual reasonably believed was not opposed to its best interests, and, in the case of a criminal proceeding, had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful.

Advance’s bylaws and the DGCL allow the above indemnification only if the individual acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Advance and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.  The DGCL further provides that a director or officer is not entitled to indemnification, without judicial approval, if he or she is finally adjudged to have been liable for negligence or misconduct.  In suits by Advance, and derivative suits by stockholders of Advance, against directors or officers of Advance, Delaware law does not allow indemnification without judicial approval if the director or officer is adjudged to be liable to Advance.

Under Section 23-1-37 of the IBCL, Biglari Holdings may advance expenses before the final disposition of any proceeding upon written affirmation of the director's good faith belief that the director has met the standard of conduct under the IBCL, upon receipt of an undertaking by or on behalf of the individual to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by that corporation, or upon a determination that the facts then known to those making the determination should not preclude indemnification under the IBCL.

Advance’s bylaws provide that it may advance expenses incurred by an officer or director, or a former officer or former director, in defending, investigating, preparing to defend, or being or preparing to be a witness in, a threatened or pending civil or criminal action, suit, proceeding or claim before the final disposition as authorized by the board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Advance.

IBCL Section 23-1-37 further provides that an individual may receive indemnification upon judicial approval, if a court determined that the individual may be fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the individual has met the standard of conduct set by the IBCL.

	Biglari Holdings	Advance
Anti-Takeover Provisions
Business Combination Statute
Biglari Holdings is subject to Section 23-1-43 of the IBCL, which prohibits specified business combinations by an interested shareholder (defined as a holder of 10% or more of the outstanding voting shares of a corporation, or an affiliate or associate that was a holder of 10% or more of the outstanding voting shares of a corporation within the last five years) for a period of five years following the interested shareholder’s share acquisition date unless prior to the shareholder’s share acquisition date, the board of directors approves the business combination or the transaction by which the shareholder becomes an interested shareholder.

Advance is subject to § 203 of the DGCL, which prohibits specified business combinations by an interested stockholder (defined as a holder of 15% or more of the outstanding voting shares of a corporation) for a period of three years after the stockholder becomes an interested stockholder unless (i) prior to the stockholder’s becoming an interested stockholder, the board of directors approves the business combination or the transaction by which the stockholder becomes an interested stockholder, (ii) upon completion of the transaction by which the stockholder becomes an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by directors who are also officers and by certain employee stock ownership plans) or (iii) on or after the date the stockholder becomes an interested stockholder, the business combination receives the approval of both the board of directors and the holders of at least two-thirds of the outstanding voting shares not owned by the interested stockholder.

An Indiana corporation may opt out of this provision through an amendment to its articles of incorporation or bylaws adopted by a majority of the outstanding voting shares other than those held by the acquiring shareholder, who is not entitled to vote, provided that, in most cases, such an amendment will not become effective until 18 months after its adoption and will not apply to any person who became an interested shareholder on or prior to its adoption.  Biglari Holdings has not adopted any such amendment.

A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares, provided that, in most cases, such an amendment will not become effective until 12 months after its adoption and will not apply to any person who became an interested stockholder on or prior to its adoption.  Advance has not adopted any such amendment.

	Biglari Holdings	Advance
Control Share Acquisitions
Section 23-1-42 of the IBCL prohibits the voting of shares acquired from an Indiana corporation that has 100 or more shareholders, whose principal place of business is in Indiana or which owns or controls assets within Indiana having a fair market value of more than $1,000,000, and has either (i) more than 10% of its shareholders resident in Indiana (ii) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (iii) 1,000 shareholders resident in Indiana, which results in ownership of one of the following categories of such corporation’s voting securities:
•   one-fifth or more but less than one-third of all voting power,
•   one-third or more but less than a majority of all voting power, or
•   a majority or more of all voting power,
unless the acquisition is in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing the IBCL, or unless granted by resolution approved by shareholders of Biglari Holdings.
Delaware does not have any law with respect to control share acquisitions.

ADDITIONAL NOTE REGARDING THE OFFER

The offer is being made solely by this prospectus and the accompanying letter of transmittal and is being made to holders of shares of Advance common stock.  Biglari Holdings is not aware of any jurisdiction where the making of the offer or the tender of shares of Advance common stock in connection therewith would not be in compliance with the laws of such jurisdiction.  If Biglari Holdings becomes aware of any jurisdiction in which the making of the offer or the tender of shares of Advance common stock in connection therewith would not be in compliance with applicable law, Biglari Holdings will make a good faith effort to comply with any such law.  If, after such good faith effort, Biglari Holdings cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Advance common stock in such jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Biglari Holdings by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

LEGAL MATTERS

The validity of the Biglari Holdings common stock offered by this prospectus will be passed upon for Biglari Holdings by Taft Stettinius & Hollister LLP, Indianapolis, Indiana.

EXPERTS

The consolidated financial statements, and the related financial statements schedule, of Biglari Holdings Inc. (formerly The Steak n Shake Company) and subsidiaries incorporated in this Registration Statement by reference from Biglari Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and the effectiveness of Biglari Holdings Inc.’s internal control over financial reporting as of September 30, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report on the consolidated financial statements and the related financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for income tax uncertainties), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Western Sizzlin Corporation and subsidiaries as of December 31, 2008 and 2007 and for the years then ended incorporated by reference in this Registration Statement have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as set forth in their report (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes), which is incorporated by reference herein. Such consolidated financial statements have been incorporated by reference in this Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Western Sizzlin Corporation and subsidiaries for the year ended December 31, 2006 incorporated by reference in this Registration Statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report, which is incorporated by reference herein. Such consolidated financial statements have been incorporated by reference in this Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 The consolidated financial statements of Advance as of January 2, 2010 and January 3, 2009 and for each of the three years in the period ended January 2, 2010 incorporated by reference in this prospectus, and the effectiveness of Advance’s internal control over financial reporting as of January 2, 2010, have been audited by an independent registered public accounting firm, as indicated in their report with respect thereto.  Pursuant to Rule 439 under the Securities Act, Biglari Holdings requires the consent of Advance’s independent registered public accountants to incorporate by reference in this prospectus their audit report and internal control audit report appearing in Advance’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010.  Biglari Holdings has requested and has, as of the date of this prospectus, not received such consent from Advance’s independent registered public accountants. If Biglari Holdings receives this consent, it will promptly file it as an exhibit to the registration statement of which this prospectus forms a part.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF BIGLARI HOLDINGS

The table below sets forth the names and positions of Biglari Holdings’ directors and executive officers.  None of these persons has been convicted in a criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors, and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.  All of Biglari Holdings’ directors and officers are citizens of the U.S. and can be reached c/o Biglari Holdings Inc., 175 East Houston Street, Suite 1300, San Antonio, Texas 78205.

Name	Age	Position	Since
Sardar Biglari	32	President and Chief Executive Officer; Chairman of the Board; Director	2008
Philip L. Cooley	66	Vice Chairman of the Board; Director	2008
Ruth J. Person	64	Director	2002
William J. Regan, Jr.	64	Director	2008
John W. Ryan	79	Director	1996
Duane E. Geiger	47	Interim Chief Financial Officer; Vice President and Controller	2008

Set forth below is certain biographical information for each of Biglari Holdings’ directors and executive officers:

Mr. Biglari was elected Chairman of the Biglari Holdings board of directors in June 2008 and appointed Chief Executive Officer in August 2008 following his election to the board of directors at the 2008 Annual Meeting of Shareholders.  In addition, Mr. Biglari serves as the Chairman and Chief Executive Officer of Biglari Capital Corporation, the general partner of the Lion Fund L.P., a private investment fund, since its inception in 2000.  He has also served as the Chairman of the Board of Western Sizzlin since 2006, and as its Chief Executive Officer since 2007.

Dr. Cooley has been the Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas, since 1985.  He has served as an advisory director of Biglari Capital Corporation since 2000 and as Vice Chairman of the Board of Western Sizzlin since March 2006; and as Director of the Consumer Credit Counseling Service of Greater San Antonio and the Financial Management Association and the Eastern Finance Association.

Dr. Person has been Chancellor and Professor of Management, University of Michigan-Flint since 2008.  Formerly, she was Chancellor, Indiana University Kokomo and Professor of Management from 1999 through 2008; President, American Association of University Administrators 2003 through 2004; Former President, Board of Directors, Workforce Development Strategies, Inc.; Former Member, Key Bank Advisory Board —  Central Indiana.

Mr. Regan is a private investor and business consultant.  He served as Chief Financial Officer, California Independent System Operator Corporation from June 1999 until retirement in April 2008.  He is also a Director of the Consumer Credit Counseling Service of Greater San Antonio.  Mr. Regan formerly held senior financial positions at Entergy Corporation, United Services Automobile Association (USAA), and American Natural Resources.

Dr. Ryan is a private investor.  He was Chancellor of the State University of New York Systems from 1996 through 1999, and was President of Indiana University from 1971 through 1987.

Mr. Geiger was named Interim Chief Financial Officer of Biglari Holdings in July 2008.  He has also served as Biglari Holdings’ Vice President, Controller since 2004.  Prior thereto, Mr. Geiger was Vice President, Information Systems, Financial Planning and Treasurer of Biglari Holdings, and he served in other various capacities within Biglari Holdings since 1993.

Manually signed facsimile copies of the letter of transmittal will be accepted.  The letter of transmittal and certificates for shares of Advance common stock and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the offer is:

Computershare Trust Company, N.A.

By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission (for eligible institutions only): (617) 360-6810 To Confirm Via Phone: (for eligible institutions only): (781) 575-2332	By Hand: Computershare Trust Company, N.A. Attn: Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the information agent at its address or telephone numbers set forth below.  Additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below.  Holders of shares of Advance common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

MORROW & CO., LLC

470 West Avenue
Stamford, CT 06902

Banks and Brokerage Firms, Please Call: 203.658.9400
Stockholders Call Toll Free: 800.607.0088
E-mail: offer.info@morrowco.com

PART II

Item 20.  Indemnification of Directors and Officers.

The Indiana Business Corporation Law (“BCL”), the provisions of which govern Biglari Holdings, empowers an Indiana corporation to indemnify present and former directors, officers, employees or agents or any person who may have served at the request of the corporation as a director, officer, employee or agent of another corporation (“Eligible Persons”) against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, (b) if the challenged action was taken other than in the individual’s official capacity as an officer, director, employee or agent, the individual’s conduct was at least not opposed to the corporation’s best interests, or (c) if a criminal proceeding, either the individual had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

The BCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim including counsel fees, and, unless limited by its Articles of Incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he or she is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation’s Articles of Incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to indemnification in view of all the relevant circumstances without regard to whether his or her actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the BCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because an Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the board of directors or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the BCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the Articles of Incorporation, bylaws, resolution or other authorization adopted, after notice by a majority vote of all the voting shares then issued and outstanding. The BCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him or her in any capacity as such, or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify him or her against such liability.

The Amended and Restated Articles of Incorporation and the Restated Bylaws of Biglari Holdings contain provisions pursuant to which the officers and directors of Biglari Holdings are entitled to indemnification as a matter of right against expenses and liabilities incurred by them by reason of their having acted in such capacities if such person has been wholly successful in the defense of such claims or acted in good faith in what he or she reasonably believed to be in or not opposed to the best interests of Biglari Holdings. Such rights are not exclusive of any other rights of indemnification to which such persons may be entitled by contract or a matter of law.

Biglari Holdings maintains directors’ and officers’ liability insurance, the effect of which is to indemnify the directors and officers of Biglari Holdings and its subsidiaries against certain losses caused by errors, misleading statements, wrongful acts, omissions, neglect or breach of duty by them of any matter claimed against them in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Biglari Holdings pursuant to the foregoing provisions, Biglari Holdings has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 21.  Exhibits and Financial Statement Schedules.

(a)           Exhibits.

See the Exhibit Index.

(b)           Financial Statement Schedules.

None.

(c)           Reports, Opinions and Appraisals.

None.

Item 22.  Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Form F-3.

The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Biglari Holdings certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Indianapolis, State of Indiana, on April 30, 2010.

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
Name	Sardar Biglari
Title	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Sardar Biglari and Duane E. Geiger, with full power to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing), to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might and could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of April 30, 2010.

/s/ Sardar Biglari	Chairman of the Board, Chief Executive
Sardar Biglari	Officer (Principal Executive Officer) and Director
/s/ Duane E. Geiger	Interim CFO, Vice President, Controller
Duane E. Geiger	(Principal Financial and Accounting Officer)
/s/ Philip L. Cooley	Director
Philip L. Cooley
/s/ Ruth J. Person	Director
Ruth J. Person
/s/ William J. Regan, Jr.	Director
William J. Regan, Jr.
John W. Ryan	Director
John W. Ryan

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1
Amended and Restated Articles of Incorporation of Biglari Holdings Inc., filed March 27, 2002, as amended by Articles of Amendment dated December 17, 2009, January 27, 2010 and April 8, 2010 (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8 filed on April 16, 2010).

3.2
Restated Bylaws of Biglari Holdings Inc., as amended through June 17, 2009 (incorporated by reference to Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2009, filed on August 10, 2009).

5.1*	Opinion of Taft Stettinius & Hollister LLP.
23.1*	Consent of Taft Stettinius & Hollister LLP (included in its opinion in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.3*	Consent of Dixon Hughes PLLC, Independent Registered Public Accounting Firm.
23.4*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (set forth on the signature page of this Registration Statement).
99.1*	Form of Letter of Transmittal.
99.2*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.3*	Form of Notice of Guaranteed Delivery.
99.4*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

_______________________

*           Filed herewith.